EXECUTION COPY

Acquisition by

LYDALL CANADA ACQUISITION CORP.

of all of the issued and outstanding shares of

Texel Technical Materials, Inc./Texel Matériaux Techniques Inc.

SHARE PURCHASE AGREEMENT

Dated July 7, 2016

table of contents

ARTICLE 1 DEFINITIONS			1
1.1	Defined Terms		1

ARTICLE 2 PURCHASE AND SALE; PURCHASE PRICE			1
2.1	Purchase and Sale		1
2.2	Purchase Price		2
2.3	Closing Date Payments		2
2.4	Closing Date Statement		2
	2.4.1	Preparation of Draft Closing Date Statement	2
	2.4.2	Cooperation	2
	2.4.3	Objection to Draft Closing Date Statement	3
	2.4.4	Settlement of Dispute	3
	2.4.5	Final Determination of Closing Date Statement	4
	2.4.6	Closing Date Statement Payment	4
2.5	No Effect on Other Rights		5

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ADS PARTIES (INCLUDING VENDORS)			6
3.1	Individual Representations and Warranties as to ADS Parties who are Vendors		6
	3.1.1	Incorporation, Power and Capacity	6
	3.1.2	No Conflict	6
	3.1.3	Required Authorizations	6
	3.1.4	Required Consents	7
	3.1.5	Execution and Binding Obligation	7
	3.1.6	Title to Purchased Shares	7
	3.1.7	No Other Agreements to Purchase	7
	3.1.8	Residence of Vendor	7
3.2	Individual Representations and Warranties as to ADS Parties who are not Vendors		7
	3.2.1	Incorporation, Power and Capacity	7
	3.2.2	No Conflict	8
	3.2.3	Execution and Binding Obligation	8
3.3	Representations and Warranties as to the Acquired Companies		8
	3.3.1	Incorporation, Corporate Power and Qualification	8
	3.3.2	No Default	9
	3.3.3	No Conflict	9
	3.3.4	Required Authorizations	9
	3.3.5	Required Consents	10
	3.3.6	Authorized and Issued Capital	10
	3.3.7	Subsidiaries	10
	3.3.8	No Other Agreements to Purchase	10
	3.3.9	Corporate Records	11
	3.3.10	Shareholders Agreements, etc.	11
	3.3.11	Conduct of Business in Ordinary Course	11
	3.3.12	No Material Adverse Change	13
	3.3.13	Compliance with Laws	13

(i)

	3.3.14	Pre-Closing Reorganization	13
	3.3.15	Title to the Assets	13
	3.3.16	Stand-Alone Business/Sufficiency of Assets	14
	3.3.17	Condition of Tangible Assets	14
	3.3.18	Owned Property	14
	3.3.19	Leases	16
	3.3.20	Material Contracts	16
	3.3.21	No Breach of Contracts	17
	3.3.22	Authorizations	17
	3.3.23	Environmental Matters	18
	3.3.24	Intellectual Property	20
	3.3.25	Products; Product and Service Warranties	22
	3.3.26	Product Liability and Warranty Claims	23
	3.3.27	Customers and Suppliers	23
	3.3.28	Books and Records	23
	3.3.29	Financial Statements	24
	3.3.30	No Undisclosed Liabilities	24
	3.3.31	Inventories	24
	3.3.32	Accounts Receivable	24
	3.3.33	Bank Accounts and Powers of Attorney	24
	3.3.34	Tax Matters	25
	3.3.35	Employees	26
	3.3.36	Employee Plans	29
	3.3.37	Privacy	30
	3.3.38	Insurance	30
	3.3.39	Litigation	31
	3.3.40	Foreign Corrupt Practices, etc.	31
	3.3.41	No Brokers, etc.	32
	3.3.42	No Vendors’ Transaction Expenses.	32

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER			32
4.1	Representations and Warranties of Purchaser		32
	4.1.1	Incorporation and Corporate Power	32
	4.1.2	No Conflict	32
	4.1.3	Required Authorizations	33
	4.1.4	Required Consents	33
	4.1.5	Execution and Binding Obligation	33
	4.1.6	No Brokers, etc.	33
	4.1.7	Securities Laws	33

ARTICLE 5 CLOSING ARRANGEMENTS			34
5.1	Deliveries of Vendors and other ADS Parties		34
5.2	Deliveries of Purchaser		35

ARTICLE 6 INDEMNIFICATION			36
6.1	Indemnification by ADS Parties in Favour of Purchaser		36
6.2	Indemnification by Purchaser in Favour of ADS Parties		38

(ii)

6.3	Time Limitations	38
6.4	Limitation on Liability	39
6.5	Limitation on Damages	40
6.6	Quantification of Damages	41
6.7	No Claim	42
6.8	Interest	43
6.9	Escrow Amounts	43
6.10	Notification	44
6.11	Direct Claims	44
6.12	Defence of Third Party Claim	44
6.13	Adjustment to Purchase Price	46
6.14	Sole Remedy	46
6.15	Set-off and Recoupment	47

ARTICLE 7 POST-CLOSING COVENANTS		47
7.1	Further Assurances	47
7.2	Full Benefit of Contracts and Authorizations	47
7.3	Covenants regarding Tax Matters	48
7.4	Non-Competition, Non-Solicitation and Non-Hire Covenants	49
7.5	Public Disclosure	52
7.6	Confidentiality	52
7.7	Covenants with respect to Texel USA, Inc.	52
7.8	Inventory Count	52
7.9	Software Assessment Management	53
7.10	Covenants regarding Environmental Matters	53
7.11	Texel Géosol Inc.	57
7.12	Reimbursement of letters of credit	57

ARTICLE 8 MISCELLANEOUS		57
8.1	Interpretation	57
8.2	Employee Information	58
8.3	Notices	58
8.4	Time of the Essence	60
8.5	Third Party Beneficiaries	60
8.6	Expenses	60
8.7	Appointment of Agent	60
8.8	Amendments	61
8.9	Waiver	62
8.10	Non-Merger	62
8.11	Entire Agreement	62
8.12	Successors and Assigns	62
8.13	Severability	63
8.14	Governing Law	63
8.15	Counterparts; Effectiveness	63
8.16	English Language	64

(iii)

LIST OF EXHIBITS

Exhibit A Form of Closing Date Statement and Non-Cash Working Capital Methodology
Exhibit B Proportionate Shareholdings in ADS, Allocable Portion, Pro Rata Shares
Exhibit C Drouin Shareholders

(iv)

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated July 7, 2016, among Lydall Canada Acquisition Corp., a corporation incorporated under the Laws of British Columbia ("Purchaser"); Groupe ADS Inc., a corporation continued under the Laws of Québec ("ADS"); the Management Sellers (collectively, with ADS, the "Vendors"); and the other ADS Parties.

Recitals:

(a)	Immediately prior to the Pre-Closing Reorganization Effective Time, ADS owned and operated the Business.

(b)	Effective as of the Pre-Closing Reorganization Effective Time, ADS transferred all of the assets and operations of the Business (other than the Excluded Assets and Excluded Liabilities, as defined in the Drop-Down Agreement) to the Corporation.

(c)	Purchaser wishes to acquire all of the issued and outstanding shares in the capital of the Corporation and Vendors wish to sell such shares to Purchaser (the "Transaction").

(d)	ADS Parties hold, directly or indirectly, all of the issued and outstanding shares in the capital of the Corporation and will derive substantial proceeds from the Transaction.

(e)	This Agreement sets forth the terms and conditions of the Transaction.

In consideration of the above and for other good and valuable consideration, the Parties agree as follows:

Article 1
DEFINITIONS

1.1	Defined Terms

Certain capitalized terms are used in this Agreement as specifically defined herein. These definitions are set forth or referred to in Appendix A hereto.

Article 2
PURCHASE AND SALE; PURCHASE PRICE

2.1	Purchase and Sale

Subject to the terms and conditions of this Agreement, each Vendor hereby sells, assigns and transfers to Purchaser and Purchaser hereby purchases from each Vendor, with effect as of the Closing Time, all (but not less than all) of the Purchased Shares held by such Vendor, as set forth in Schedule 2.1 of the Vendors' Disclosure Letter, which Purchased Shares collectively constitute all (but not less than all) of the issued and outstanding shares and other securities in the capital of the Corporation.

2.2	Purchase Price

The aggregate purchase price (the "Purchase Price") payable by Purchaser for the Purchased Shares is equal to: (i) $125,000,000, (ii) plus Available Cash, (iii) minus Indebtedness, (iv) plus any Non-Cash Working Capital Surplus or minus any Non-Cash Working Capital Deficiency.

2.3	Closing Date Payments

On the Closing Date, Purchaser shall make the following payments:

(a)	to the Payout Creditors, for and on behalf of the Acquired Companies, all amounts necessary to discharge fully the Estimated Indebtedness due to them, as set forth in the Payout Letters, by wire transfer of immediately available funds to the accounts set out in the Payout Letters;

(b)	to the Escrow Agent, the Escrow Amounts, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent to Purchaser before the Closing Date, such funds to be held and released by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement; and

(c)	to Stein Monast L.L.P. in trust, the Closing Cash Payment, by wire transfer of immediately available funds to the trust account designated in writing by Stein Monast L.L.P. to Purchaser before the Closing Date, such funds to be distributed by Stein Monast L.L.P. to Vendors in accordance with their respective Pro Rata Shares, or as otherwise directed by Agent to Stein Monast L.L.P.

2.4	Closing Date Statement

2.4.1	Preparation of Draft Closing Date Statement

Within 60 days following the Closing Date, Purchaser shall prepare and deliver to the Agent a statement in the form set forth in Exhibit A (the "Draft Closing Date Statement") setting forth the calculation, with supporting written documentation, of (a) the amount of Non-Cash Working Capital and the Adjusted Non-Cash Working Capital Surplus or the Adjusted Non-Cash Working Capital Deficiency, as applicable, (b) the amount of Available Cash and the Cash Deficiency or the Cash Surplus, as applicable, (c) the amount of Indebtedness and (d) the amount of the resulting True-Up Payment, prepared in accordance with Exhibit A as attached hereto, to the extent consistent with GAAP applied on a consistent basis with the Financial Statements.

2.4.2	Cooperation

Upon reasonable request, (a) Vendors shall provide to Purchaser and its auditors access, during normal business hours, to all of ADS' accounting books and records and the appropriate personnel as they relate to the Acquired Companies, and cooperate fully with Purchaser and its auditors to the extent required to prepare the Draft Closing Date Statement; and (b) at any time after the delivery of the Draft Closing Date Statement, Purchaser shall provide to Agent and its auditors access, during normal business hours, to all work papers of Purchaser's auditors, accounting books and records relating to the Acquired Companies and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Date Statement, subject to execution and delivery by Agent and its auditors of any agreement or other document, including any release, waiver or indemnity that Purchaser's auditors require prior to providing such access.

2.4.3	Objection to Draft Closing Date Statement

Within 10 Business Days following delivery of the Draft Closing Date Statement, Agent shall notify Purchaser in writing if it has any objections to the Draft Closing Date Statement. The notice of objection must state in reasonable detail the basis of each objection and the approximate amounts in dispute. Except for those items and amounts subject to the notice of objection, Agent shall be deemed to have agreed with all other items and amounts contained in the Draft Closing Date Statement delivered by Purchaser pursuant to Section 2.4.1.

2.4.4	Settlement of Dispute

If Agent disputes the Draft Closing Date Statement in accordance with Section 2.4.3, then the Parties shall work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 10 Business Days after the date of the notification of such dispute, failing which the dispute may be submitted by Agent or Purchaser for final determination to an independent national firm of chartered professional accountants having a business place in Québec City mutually agreed to by Agent and Purchaser (and, failing such agreement between Agent and Purchaser within a further period of five Business Days, such independent national firm of chartered professional accountants shall be the Québec City office of Deloitte, or if such firm is unwilling or unable to act, the Québec City office of Ernst & Young) (in any such case, the "Third Party Auditors"). The Parties shall use commercially reasonable efforts to cause the Third Party Auditors to complete their work within 30 days of their engagement (or such longer period as the Third party Auditors may reasonably require). While the Third Party Auditors are performing their engagement, the Parties shall not communicate with the Third Party Auditors on the subject matter of their work, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Party. The Third Party Auditors shall allow each of Agent and Purchaser to present its position regarding the Draft Closing Date Statement, and each of Agent and Purchaser will have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Auditors regarding the dispute. The Third Party Auditors shall consider such additional documents, materials and other information and such oral presentations. Any such other documents, materials or other information must be copied to each of Agent and Purchaser and each of Agent and Purchaser will be entitled to attend any such oral presentation, and to reply thereto. The determination of the Third Party Auditors will be final and binding upon the Parties and will not be subject to appeal, absent manifest error; provided, however, that the determination shall not result in (i) a True-Up Payment to Purchaser that is greater than the True-Up Payment reflected as being payable to Purchaser, if any, in the Draft Closing Date Statement delivered by Purchaser pursuant to Section 2.4.1 or less than the True-Up Payment reflected as being payable to Purchaser, if any, pursuant to any objection notice delivered by Agent pursuant to Section 2.4.3 or (ii) a True-Up Payment to Vendors that is less than the True-Up Payment reflected as being payable to Vendors, if any, in the Draft Closing Date Statement delivered by Purchaser pursuant to Section 2.4.1 or greater than the True-Up Payment reflected as being payable to Vendors, if any, pursuant to any objection notice delivered by Agent pursuant to Section 2.4.3.

2.4.5	Final Determination of Closing Date Statement

(a)	Agent and Vendors will be deemed to have accepted and approved the Draft Closing Date Statement if Agent does not notify Purchaser of any objection within the period referred to in Section 2.4.3 and such Draft Closing Date Statement will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error. The Draft Closing Date Statement will become the "Closing Date Statement" on the next Business Day following the end of such period.

(b)	If Agent sends a notice of objection in accordance with Section 2.4.3, Agent and Purchaser shall revise the Draft Closing Date Statement to reflect the final resolution or final determination of such objections under Section 2.4.4 within two Business Days following such final resolution or determination. Such revised Draft Closing Date Statement will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error. The Draft Closing Date Statement will become the "Closing Date Statement" on the next Business Day following revision of the Draft Closing Date Statement under this Section 2.4.5(b).

2.4.6	Closing Date Statement Payment

(a)	If the calculation of the True-Up Payment results in a negative number, the Purchase Price will be increased by such amount and Purchaser will pay such amount to Agent in accordance with Section 2.4.6(c) below, and Agent shall distribute such funds to Vendors in accordance with their respective Pro Rata Shares or as otherwise directed by Vendors to Agent.

(b)	If the calculation of the True-Up Payment results in a positive number, the Purchase Price will be decreased by such amount and Vendors will pay such amount to Purchaser in accordance with Section 2.4.6(c) below.

(c)	The True-Up Payment shall be paid within five Business Days after the date that is the earliest of: (i) the date on which Agent advises Purchaser in writing that it does not intend to send a notice of objection pursuant to Section 2.4.3, (ii) the last day of the period during which a notice of objection may be sent pursuant to Section 2.4.3, and (iii) the date of resolution by the Third Party Auditors pursuant to Section 2.4.4, as applicable. The True-Up Payment shall be made by wire transfer of immediately available funds to a bank account designated by the recipient Party and shall be satisfied as follows:

(i)	if the True-Up Payment is owed by Vendors, by (A) the Escrow Agent releasing to Purchaser up to $1,000,000 (as directed in writing by Purchaser) out of the Indemnity Escrow Amount, in accordance with the terms of the Escrow Agreement, and (B) if the True-Up Payment is greater than $1,000,000 or if the Indemnity Escrow Amount is less than $1,000,000 and the True-Up Payment is greater than the Indemnity Escrow Amount, by Vendors paying the amount of the deficiency (on a joint basis, in accordance with their respective Pro Rata Shares) to Purchaser; or

(ii)	if the True-Up Payment is owed by Purchaser, by Purchaser paying the full amount of the True-Up Payment to Agent, and Agent shall distribute such funds to Vendors in accordance with their respective Pro Rata Shares or as otherwise directed by Vendors to Agent.

(d)	Vendors and Purchaser will each bear the fees and expenses of their respective auditors and other professional advisors in preparing, reviewing or settling, as the case may be, the Draft Closing Date Statement. If Third Party Auditors are retained to determine any such dispute, the fees and expenses of the Third Party Auditors will be borne by Vendors and Purchaser in the same proportion that the aggregate dollar amount of items in dispute which are not resolved in favour of Purchaser or Vendors (as applicable) bears to the total dollar amount of items in dispute resolved by the Third Party Auditors. For illustration purposes only: (i) if the total amount of items in dispute is $100,000, and each Party is awarded $50,000 by the Third Party Auditors, then each Party will bear the Third Party Auditors' fees and expenses equally; or (ii) if the total amount of items in dispute is $100,000, and a Party is awarded $25,000 by the Third Party Auditors, then such Party will bear 75% and the other Party will bear 25% of the Third Party Auditors' fees and expenses.

(e)	If ADS, in its capacity as a Vendor, fails to pay its Pro Rata Share of any amount owing by Vendors under Section 2.4.6(c) as and when due, the ADS Parties who are shareholders of ADS as of the Closing Time shall immediately pay their respective proportionate shares of such amount, based on their respective proportionate shareholdings in ADS, as set out in Exhibit B (provided however that the Drouin Shareholders who are shareholders of ADS are solidarily liable with each other for their collective proportionate share of such amount).

2.5	No Effect on Other Rights

The determination and adjustment of the Purchase Price in accordance with the provisions of this Article 2 will not limit or affect any other rights or causes of action any Party may have with respect to the representations, warranties, covenants and indemnities contained in this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF ADS PARTIES (INCLUDING VENDORS)

3.1	Individual Representations and Warranties as to ADS Parties who are Vendors

Each Vendor individually and not solidarily represents and warrants to Purchaser as follows with respect to himself or itself only, as the case may be, subject to such exceptions specifically disclosed in the Vendors’ Disclosure Letter, and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Purchased Shares:

3.1.1	Incorporation, Power and Capacity

(a)	If such Vendor is a corporation, then it is a corporation duly and validly incorporated, organized, existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own and sell its property and enter into and perform its obligations under this Agreement.

(b)	If such Vendor is an individual, he has full and legal capacity to enter into and perform his obligations under this Agreement.

3.1.2	No Conflict

Except for the Consents of such Vendor disclosed in Schedule 3.1.4 of the Vendors' Disclosure Letter, the execution, delivery and performance by such Vendor of this Agreement and the lawful completion of the Transaction and the Pre-Closing Reorganization:

(a)	in the case of any Vendor that is a corporation, have been duly authorized by all necessary corporate action on its part;

(b)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach, default or violation of, or conflict with, or allow any other Person to exercise any rights under, any term, condition or provision of (i) its Governing Documents or any resolutions of its board of directors or shareholders (in the case of any Vendor that is a corporation), or (ii) any Contracts to which such Vendor is a party or pursuant to which any of such Vendor's assets, business, activities, or share capital may be affected; and

(c)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or violation of any Law.

3.1.3	Required Authorizations

There is no requirement of such Vendor or any of its Affiliates to make any filing with, give any notice to, or obtain or maintain any Authorization of, any Governmental Entity as a condition to the lawful completion of the Transaction, the Pre-Closing Reorganization or the continued operation of the Business.

3.1.4	Required Consents

There is no requirement of such Vendor to obtain any Consent except for the Consents described in Schedule 3.1.4 of the Vendors' Disclosure Letter.

3.1.5	Execution and Binding Obligation

This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of, enforceable against, such Vendor in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (a) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

3.1.6	Title to Purchased Shares

Such Vendor is the sole and unconditional owner of the number and class of shares of the Corporation set out beside such Vendor's name in Schedule 2.1 of the Vendors' Disclosure Letter, with good and valid title thereto, free and clear of all Liens, subject to the payments referred to in Section 2.3(a). Such shares constitute all of such Vendor's share of the Purchased Shares or other equity interests in the Corporation, whether issued or unissued, and such Vendor is hereby transferring such Purchased Shares to Purchaser with good and valid title, free and clear of all Liens.

3.1.7	No Other Agreements to Purchase

Except for Purchaser's rights under this Agreement, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by Law or by Contract) capable of becoming such, for the purchase or acquisition from such Vendor of any of the Purchased Shares held by it.

3.1.8	Residence of Vendor

Such Vendor is not a non-resident of Canada within the meaning of the Tax Act.

3.2	Individual Representations and Warranties as to ADS Parties who are not Vendors

Each ADS Party (other than Vendors) individually and not solidarily represents and warrants to Purchaser as follows with respect to himself, herself, or itself only, as the case may be, subject to such exceptions specifically disclosed in the Vendors’ Disclosure Letter, and acknowledges and agrees that Purchaser is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

3.2.1	Incorporation, Power and Capacity

If such ADS Party is a corporation, it is duly and validly incorporated, organized, existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation and has the corporate power and authority to enter into and perform its obligations under this Agreement. If such ADS Party is an individual, he or she has full and legal capacity to enter into and perform his or her obligations under this Agreement.

3.2.2	No Conflict

The execution, delivery and performance by such ADS Party of this Agreement:

(a)	in the case of any ADS Party that is a corporation, have been duly authorized by all necessary corporate action on its part;

(b)	in the case of any ADS Party that is a corporation, do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of any Governing Documents of any ADS Party or any resolutions of its board of directors or shareholders.

(c)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or violation of any Law.

3.2.3	Execution and Binding Obligation

This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of, enforceable against, such ADS Party in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (a) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

3.3	Representations and Warranties as to the Acquired Companies

Each Vendor individually and not solidarily hereby represents and warrants to Purchaser as follows, subject to such exceptions specifically disclosed in the Vendors’ Disclosure Letter, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Purchased Shares:

3.3.1	Incorporation, Corporate Power and Qualification

Each Acquired Company is a corporation duly and validly incorporated, organized, existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own and operate its property and conduct the Business as currently conducted and, in the case of the Corporation, as conducted immediately prior to the Pre-Closing Reorganization. Each Acquired Company is duly qualified, licensed or registered to carry on business in the jurisdictions listed in Schedule 3.3.1 of the Vendors' Disclosure Letter. The jurisdictions listed in Schedule 3.3.1 of the Vendors' Disclosure Letter include all jurisdictions in which the nature of the assets or the Business makes such qualification necessary or in which the Acquired Companies own or lease any material assets or any material part of the Business is conducted, other than any jurisdiction where the failure to be so qualified, licensed or registered would not be reasonably expected to have a Material Adverse Effect.

3.3.2	No Default

No Acquired Company is in breach, default or violation (and no event has occurred that with the giving of notice, the lapse of time, or both, or the happening of any other event or condition, would constitute a breach, default or violation) of any term, condition or provision of its Governing Documents or of any resolutions of its board of directors or shareholders.

3.3.3	No Conflict

Except for the Authorizations disclosed in Schedule 3.3.4 of the Vendors' Disclosure Letter and the Consents disclosed in Schedule 3.3.5 of the Vendors' Disclosure Letter, the lawful completion of the Transaction and the Pre-Closing Reorganization:

(a)	have been duly authorized by all necessary corporate action on the part of each Acquired Company;

(b)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a material breach, default or violation of, or conflict with, or allow any other Person to exercise any rights under, any term, condition or provision of (i) any Acquired Company's Governing Documents or of any resolutions of any Acquired Company's board of directors or shareholders, or (ii) any Contracts to which any Acquired Company is a party and pursuant to which the Business may be adversely affected;

(c)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a material breach, default or violation of, or cause the termination or revocation of, any Authorization held by any Acquired Company or necessary to the ownership or the use of the assets or the operation of the Business; and

(d)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a material breach or violation of any Law.

3.3.4	Required Authorizations

There is no requirement of any Acquired Company to make any filing with, give any notice to, or obtain or maintain any Authorization of, any Governmental Entity as a condition to the lawful completion of the Transaction or the Pre-Closing Reorganization, except for the filings, notifications and Authorizations described in Schedule 3.3.4 of the Vendors' Disclosure Letter, or that relate solely to the identity of Purchaser.

3.3.5	Required Consents

There is no requirement of any Acquired Company to obtain any Consent except for the Consents described in Schedule 3.3.5 of the Vendors' Disclosure Letter.

3.3.6	Authorized and Issued Capital

(a)	The authorized capital of the Corporation consists of an unlimited number of class A common shares, and classes B, C, D, E and F preferred shares, of which the only issued and outstanding shares are the Purchased Shares, which Purchased Shares (i) have been duly authorized and issued and are outstanding as fully paid and non-assessable, (ii) are held by Vendors as the registered and beneficial owners, in the proportions set forth in Schedule 2.1 of the Vendors' Disclosure Letter, and (iii) have been issued in compliance with all applicable Laws, including securities Laws.

(b)	The Corporation is not a reporting issuer (as such term is defined in the Securities Act (Québec )) and there is no published market for the Purchased Shares. The Corporation is a "private issuer" as defined in Section 2.4 of National Instrument 45-106.

(c)	The authorized capital of each Subsidiary is set forth in Schedule 3.3.6 of the Vendors' Disclosure Letter. Except as set forth in Schedule 3.3.6(c) of the Vendors' Disclosure Letter, all of the issued and outstanding shares of each Subsidiary (i) have been duly authorized and issued and are outstanding as fully paid and non-assessable, (ii) are held by the Corporation as the registered and beneficial owner with good and valid title, free and clear of all Liens, and (iii) have been issued in compliance with all applicable Laws, including securities Laws.

(d)	There are no outstanding options, warrants, rights, securities, debentures, loans or notes convertible or exchangeable for any shares or other securities of any Acquired Company.

3.3.7	Subsidiaries

Other than the Corporation’s shares in each of the Subsidiaries, no Acquired Company has any subsidiaries or holds shares or other ownership, equity or proprietary interests in any other Person.

3.3.8	No Other Agreements to Purchase

Except for Purchaser's rights under this Agreement, and except for the Afitex ROFR, which shall have been waived at or prior to Closing, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by Law or by Contract) capable of becoming such for (a) the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of any Acquired Company, or (b) the purchase or acquisition of the assets or outstanding shares of any Acquired Company (other than the sale of inventory in the Ordinary Course).

3.3.9	Corporate Records

The Corporate Records are, in all material respects, complete and accurate, and contain copies of all of: (i) the Governing Documents and resolutions adopted by the shareholders and directors since incorporation, all of which have been duly adopted; (ii) the registers of all past or present securities, shareholders and securities issuances, redemptions and transfers; and (iii) the registers of directors, listing all former and present directors, all of whom were properly elected.

3.3.10	Shareholders Agreements, etc.

No Acquired Company has been subject to, or affected by, any shareholders' agreement, voting trust or similar arrangement with respect to the voting or ownership of shares thereof, except as set forth in Schedule 3.3.10 of the Vendors' Disclosure Letter.

3.3.11	Conduct of Business in Ordinary Course

Except as disclosed in Schedule 3.3.11 of the Vendors' Disclosure Letter and except in connection with the Pre-Closing Reorganization, since the Balance Sheet Date, the Business has been carried out in the Ordinary Course and, without limiting the generality of the foregoing, no Company has:

(a)	made or assumed any commitment, obligation or liability which is outside the Ordinary Course;

(b)	ceased to operate any of its properties (either permanently or temporarily other than scheduled shut downs for routine maintenance) or carry on the Business as operated or carried on immediately before such date;

(c)	transferred to any Person any rights to the Intellectual Property owned by, licensed to, or held for use or used by it, except in connection with sales of the Business' products or services in the Ordinary Course;

(d)	terminated, entered into, amended or otherwise modified any agreements pursuant to which any Person is granted manufacturing, marketing, distribution or similar rights of any type or scope or any third party royalty rights with respect to any products or services of the Business, or entered into or amended any strategic alliance, license or sub-license agreement, or joint development agreement;

(e)	terminated, entered into, amended or otherwise modified in any material respect, or waived, released or assigned any material rights, claims or benefits under, any Material Contract;

(f)	sold or otherwise in any way alienated or disposed of any of its assets other than in the Ordinary Course;

(g)	suffered any extraordinary loss, whether or not covered by insurance, any material shortage or any cessation or interruption of inventory shipments, supplies or ordinary services;

(h)	split, combined or reclassified any of its shares, or issued, granted, repriced, redeemed, retired, repurchased or otherwise acquired shares in its capital, or granted any options, warrants, or rights with respect to shares in its capital or bonds, debentures, notes or other corporate security, or reserved, declared, made or paid any dividend, or made any other distributions or appropriations of profits or capital;

(i)	discharged any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise), other than obligations and liabilities discharged in the Ordinary Course;

(j)	waived or cancelled any material claim, account receivable, trade account or right outside the Ordinary Course, or made any gift;

(k)	terminated the employment or services of any director, officer or manager or granted any severance or termination pay to any director, officer or manager or any other employee, or to any consultant or service provider;

(l)	made any bonus or profit sharing distribution or similar payment of any kind other than those accrued in the Financial Statements and taken into account in the calculation of Non-Cash Working Capital;

(m)	made any change in the rate or form of compensation or remuneration or benefits payable or to become payable to any of its shareholders, directors, officers, employees, consultants or other service providers, or to any of its Employee Plans, which is outside the Ordinary Course;

(n)	entered into any termination, notice, severance or change of control agreement with any of its shareholders, directors, officers, employees, consultants or other service providers;

(o)	made any change in its accounting principles, policies and practices as utilized in the preparation of the Financial Statements and the Interim Financial Statements;

(p)	granted to any customer any special allowance or discount, or changed its pricing, credit or payment policies, other than in the Ordinary Course;

(q)	made any individual capital expenditure in excess of $50,000 or aggregate capital expenditures in excess of $100,000;

(r)	made or discharged any loan or advance to, or assumed, guaranteed or otherwise became liable with respect to the liabilities or obligations of any Person;

(s)	modified its Governing Documents or capital structure;

(t)	removed any auditor or accountant, or had any auditor or accountant resign;

(u)	purchased or otherwise acquired any corporate security or proprietary, participatory, profit or other equity interest in any Person;

(v)	compromised or settled any litigations or claims, or suffered any judgments, requiring payment by the Company in excess of $25,000 in the aggregate or granting injunctive relief or specific performance;

(w)	cancelled or reduced any of its insurance coverage, or received notice thereof or of non-renewal or increase in premium from the underwriters or the Company's brokers; or

(x)	authorized, agreed or otherwise committed to any of the foregoing.

3.3.12	No Material Adverse Change

Since the Balance Sheet Date, there has been no Material Adverse Change in the Business or in the assets, liabilities, operations, prospects or condition (financial or otherwise) of the Companies and, to the Knowledge of Vendors, there exists no actual, alleged or anticipated event, occurrence, condition or act which may (or would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in such a Material Adverse Change.

3.3.13	Compliance with Laws

During the four-year period prior to the Pre-Closing Reorganization Effective Time, the Companies always conducted, and from and after the Pre-Closing Reorganization Effective Time, the Acquired Companies have continued to conduct the Business in compliance in all material respects with all applicable Laws.

3.3.14	Pre-Closing Reorganization

The Pre-Closing Reorganization was effected as of the Pre-Closing Reorganization Effective Time in accordance with Schedule 3.3.14 of the Vendors' Disclosure Letter. Pursuant to the Drop-Down Agreement, which remains in full force and effect, unamended, ADS sold, assigned and transferred to the Corporation, in accordance with Schedule 3.3.14 of the Vendors' Disclosure Letter, the undertaking of the Business and all of ADS' rights, title and interests in and to the assets, properties and rights, of every kind and nature and wherever situated, of the Business (other than the Excluded Assets and Excluded Liabilities, as defined in the Drop-Down Agreement), including (a) the Owned Properties, (b) the Authorizations owned by or held for use or used by ADS in connection with the Business as disclosed in Schedule 3.3.22 of the Vendors' Disclosure Letter, (c) all Contracts to which ADS was party in connection with the Business including the Leases, and (d) the Intellectual Property owned by, licensed to or held for use or used by, ADS in connection with the Business.

3.3.15	Title to the Assets

The Acquired Companies own, with good and valid title, all of the properties and assets (whether immovable, movable, real, personal or mixed and whether tangible or intangible) that they purport to own, including all of the properties and assets (a) reflected as being owned by the applicable Company in the financial Books and Records and the balance sheet which forms part of the Interim Financial Statements, other than inventory sold by any Company in the Ordinary Course since the Balance Sheet Date and (b) owned by the applicable Company immediately prior to the Pre-Closing Reorganization. The Acquired Companies have legal and beneficial ownership of such properties and assets free and clear of all Liens, except for Permitted Liens and Liens to be discharged pursuant to the Payoff Letters.

3.3.16	Stand-Alone Business/Sufficiency of Assets

The only business and activities conducted by the Acquired Companies is the Business. No part of the Business is carried on by any Person other than the Acquired Companies. The assets and properties owned or leased by the Acquired Companies constitute all of the assets and properties that were used or held for use by the Companies in connection with the Business immediately prior to the Pre-Closing Reorganization Effective Time and constitute all of the assets and properties reasonably necessary to conduct the Business after Closing in the same manner as conducted, and as contemplated to be conducted, immediately prior to the Pre-Closing Reorganization Effective Time, subject to the Authorizations disclosed in Schedule 3.3.4 of the Vendors’ Disclosure Letter and the Consents disclosed in Schedule 3.3.5 of the Vendors’ Disclosure Letter. No assets used in or useful for the operation of the Business or purported to be owned by the Acquired Companies are owned by any Person other than the Acquired Companies, except for the Leased Properties, the personal properties leased by the Acquired Companies pursuant to the Material Contracts and the Intellectual Property licensed to the Acquired Companies and disclosed in Schedule 3.3.24 of the Vendors' Disclosure Letter. All properties and assets owned or leased by the Acquired Companies are in their possession, subject to their control and are located on the Subject Properties.

3.3.17	Condition of Tangible Assets

Except as disclosed in Schedule  3.3.17 of the Vendors' Disclosure Letter, the tangible assets owned or leased by the Acquired Companies are structurally sound, in good operating condition and repair having regard to their use and age, subject to ordinary wear and tear, and are adequate for the uses to which they are being put. None of such tangible assets is in need of maintenance or repairs, except for normal maintenance and repairs, the nature and cost of which are consistent with previous years.

3.3.18	Owned Property

(a)	Title. The Acquired Companies have good, marketable and valid title to the real and immovable properties listed in Schedule 3.3.18 of the Vendors' Disclosure Letter ("Owned Properties"), free and clear of all Liens, except for Permitted Liens and Liens to be discharged pursuant to the Payoff Letters. No Acquired Company is the owner of, or subject to any agreement or option to own, any immovable or real property or any interest in any immovable or real property, other than the Owned Properties.

(b)	No Conflict. None of the Owned Properties or the buildings, works or fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the Business, violates any provision of any Law, including building codes, fire regulations, or other restrictions relating to the use of the Owned Properties. All of the buildings, works and fixtures owned by the Acquired Companies on the Owned Properties were constructed in accordance with the Laws applicable at the relevant time.

(c)	No Encroachments, etc. The Acquired Companies have adequate rights of ingress and egress into and from the Owned Properties for the operation of the Business in the Ordinary Course. None of the Owned Properties or the buildings, works or fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the Business, (i) encroaches on any property owned by any other Person; (ii) infringes on rights of way, easements, servitudes or similar Liens on the Owned Properties; or (iii) breaches or violates any restrictive covenant or exclusivity.

(d)	No Proceedings. No condemnation, rezoning or expropriation proceeding is pending or, to the Knowledge of Vendors, threatened against any of the Owned Properties which would preclude or impair the use of any of the Owned Properties for the purposes for which they are currently used. There are no outstanding work orders from or required by any municipality, fire department, sanitation, health or safety authorities or from any other Person and there are no matters under discussion with or by any Company relating to work orders.

(e)	Owned Properties Taxes and other Payments. All Owned Properties Taxes have been paid in full without subrogation, and there is no pending appeal or other proceedings in respect of any such Owned Properties Taxes, and the Acquired Companies do not have any present or future obligation to provide or pay any amount to any Person in connection with off-site roads, services, utilities or similar services in connection with the Owned Properties or any part thereof.

(f)	No Leases, etc. Except as listed in Schedule 3.3.18 of the Vendors’ Disclosure Letter, none of the Owned Properties is subject to or affected by any offers to lease or promise to lease, leases, subleases or any other agreements of any nature giving the right to any Person to occupy or use any of the Owned Properties, in whole or in part.

(g)	No Defect. Except as disclosed in Schedule 3.3.18 of the Vendors’ Disclosure Letter, to the Knowledge of Vendors, there are no structural, mechanical, electrical, roof or other defects in any of the Owned Properties.

(h)	No Change in Zoning. To the Knowledge of Vendors, there is no plan, study, notice of intent or pending by-law which, if implemented, would change the zoning of any of the Owned Properties or adversely affect the ability of the Acquired Companies to carry on the Business in the Ordinary Course.

(i)	No Agricultural Zoning, etc. No part of any of the Owned Properties is situated within an agricultural zone under An Act respecting the preservation of agricultural land and agricultural activities (Québec ), C.Q.L.R., c. P-41.1, or under any similar Law. No part of the Owned Property is subject to any restriction under the Cultural Heritage Act (Québec), C.Q.L.R., c. P-9.002, or under any similar Law.

(j)	No Unpaid Work. All accounts of work and services performed or materials placed or furnished upon or in respect of construction at the Owned Properties have been fully paid and no one will be entitled after the Closing to claim a legal hypothec under the Civil Code of Québec or any other Law for work performed by or on behalf of the Companies.

3.3.19	Leases

No Acquired Company is a party to, or under any agreement to become a party to, any lease with respect to immovable or real property other than the Leases described in Schedule 3.3.19 of the Vendors' Disclosure Letter, complete and accurate copies of which have been provided to Purchaser. The Leases are in good standing, create a good and valid interest in the Leased Properties and are in full force and effect. With respect to the Leases, (a) all rents and additional rents have been paid to date; (b) no waiver, indulgence or postponement of the lessee's obligations has been granted by the lessors; and (c) no Company is in breach, default or violation of the Leases or alleged to be in such breach, default or violation.

3.3.20	Material Contracts

Except for the Contracts disclosed in Schedule 3.3.20 of the Vendors' Disclosure Letter (Material Contracts), the Leases, the Contracts disclosed in Schedule 3.3.24 of the Vendors' Disclosure Letter (Intellectual Property), the Contracts disclosed in Schedule 3.3.35 of the Vendors' Disclosure Letter (Employees), the Employee Plans disclosed in Schedule 3.3.36 of the Vendors' Disclosure Letter (Employee Plans) and the insurance policies disclosed in Schedule 3.3.38 of the Vendors' Disclosure Letter (Insurance) (all such Contracts disclosed being the "Material Contracts"), no Acquired Company is and ADS was not, immediately prior to the Pre-Closing Reorganization Effective Time, a party to or bound by:

(a)	any distribution, sales, advertising, agency, dealer, franchise or manufacturer's representative Contract;

(b)	any ongoing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than $100,000 annually or more than $200,000 over the term of the Contract;

(c)	any Contract that expires, or that may be renewed at the option of any other Person so as to expire, more than one year after the date of this Agreement;

(d)	any trust indenture, deed of hypothec, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, swaps, commodities or other hedging or derivative arrangement, or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(e)	any Contract for capital expenditures in excess of $100,000 in the aggregate;

(f)	any Contract for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other movable or personal property;

(g)	any confidentiality, secrecy or non-disclosure Contract or any Contract or internal procedures limiting the freedom of any Acquired Company to engage in any line of business, compete with any other Person, compete in any geography, solicit employees or clients, operate its assets at maximum production capacity or otherwise conduct its business and activities;

(h)	any Contract involving any continuing representation, warranty or indemnification obligation thereof to any other Person, other than in the Ordinary Course;

(i)	any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(j)	any Contract relating to grants or other forms of assistance received by any Company from any Governmental Entity;

(k)	any partnership, joint venture or alliance Contract;

(l)	any option or license over any of its assets, or any similar Contract;

(m)	any Contract with any Person with whom the Acquired Companies do not deal at arm's length within the meaning of the Tax Act;

(n)	any Contract with any director or officer of any Acquired Company or with any associate or member of the immediate family of any such director or officer; or

(o)	any Contract which can reasonably be expected to have a negative margin or a loss for the remaining term of the Contract.

3.3.21	No Breach of Contracts

(a)	Material Contracts. The Companies have performed all obligations required to be performed thereunder and the Acquired Companies are entitled to all benefits under, and are not in breach, default or violation or alleged to be in such breach, default or violation of, any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no actual, alleged or, to the Knowledge of Vendors, anticipated default or event of default or event or condition (including the Transaction and the Pre-Closing Reorganization) which would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition, result in a breach, default or violation under any Material Contract, subject to the Authorizations disclosed in Schedule 3.3.4 of the Vendors’ Disclosure Letter and the Consents disclosed in Schedule 3.3.5 of the Vendors’ Disclosure Letter. Complete and accurate copies of all Material Contracts have been delivered to Purchaser.

(b)	Other Contracts. With respect to Contracts to which any Acquired Company is a party and that are not Material Contracts, the Companies have not violated or breached, in any material respect, any of the terms or conditions of any such Contract, and to the Knowledge of Vendors, all the covenants to be performed by any other party to such Contracts have been fully performed in all material respects.

3.3.22	Authorizations

(a)	Required Authorizations. Schedule 3.3.22 of the Vendors' Disclosure Letter contains a complete and accurate list of all of the Authorizations necessary to permit the Business and the Subject Properties to be lawfully conducted, operated or occupied in the same manner as conducted, operated or occupied immediately prior to the Pre-Closing Reorganization Effective Time. Except as disclosed in Schedule 3.3.22 of the Vendors' Disclosure Letter, the Acquired Companies hold all such Authorizations listed or required to be listed in Schedule 3.3.22 of the Vendors' Disclosure Letter, each of which is valid and in full force and effect.

(b)	Compliance. The Acquired Companies and each of the Subject Properties are, and together with ADS, have at all times during the three-year period prior to the Pre-Closing Reorganization Effective Time (and, in the case of any Authorization issued pursuant to Environmental Laws, during the five-year period prior to the Pre-Closing Reorganization Effective Time), been in material compliance with all of the terms and requirements of each Authorization identified or required to be identified in Schedule 3.3.22 of the Vendors' Disclosure Letter.

(c)	No Default. Except as disclosed in Schedule 3.3.22 of the Vendors' Disclosure Letter, there is no actual, alleged or anticipated event or condition (including the Transaction and the Pre-Closing Reorganization) which does (or would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition), (i) constitute a material breach, default or violation of any Authorization listed or required to be listed in Schedule 3.3.22 of the Vendors' Disclosure Letter; or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Authorization listed or required to be listed in Schedule 3.3.22 of the Vendors' Disclosure Letter.

(d)	No Notice of Default. The Companies have not received, at any time, any notice or other communication (whether oral or written) from any Governmental Entity or any other Person with respect to (i) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Authorization listed or required to be listed in Schedule 3.3.22 of the Vendors' Disclosure Letter; or (ii) any actual, proposed, and the Knowledge of Vendors, possible or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Authorization listed or required to be listed in Schedule 3.3.22 of the Vendors' Disclosure Letter.

(e)	Renewals. Except as disclosed in Schedule 3.3.22 of the Vendors' Disclosure Letter, all applications required to have been filed for the renewal of the Authorizations listed or required to be listed in Schedule 3.3.22 of the Vendors' Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to such Authorizations have been duly made on a timely basis with the appropriate Governmental Entity.

3.3.23	Environmental Matters

(a)	Use of the Properties, No Claims, etc. Except as disclosed in Schedule 3.3.23(a) of the Vendors' Disclosure Letter:

(i)	the Acquired Companies and each of the Subject Properties are, and together with ADS, have at all times during the five-year period prior to the Pre-Closing Reorganization Effective Time, been in compliance in all material respects with all Environmental Laws;

(ii)	none of the immovable or real properties (including the Subject Properties) currently or formerly owned, leased or used by the Companies or over which the Companies have or had charge, management or control (a) has ever been used by any Company, any Person under a Company's control or, to the Knowledge of Vendors, any other Person as a waste disposal site or as a licensed landfill, or (b) has ever had asbestos, asbestos-containing materials, PCBs, lead, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at, in or under them while owned, leased or used by any Company or any Person under its control or, to the Knowledge of Vendors, while owned, leased or used by any other Person;

(iii)	to the Knowledge of Vendors, no properties adjacent to any of the Subject Properties are contaminated and there are no Hazardous Materials that (a) are present at the limits of any Subject Property, or (b) represent a serious risk of off-site contamination to, on or from a Subject Property;

(iv)	the Companies have not transported, removed or disposed of any waste to a location outside of Canada or to a location that is not duly authorized by the appropriate Governmental Entity to receive such waste;

(v)	there are no Hazardous Materials located on, at, in or under any of the immovable or real properties (including the Subject Properties) currently or formerly owned, leased or used by the Companies or over which the Companies have or had charge, management or control, contrary to or in excess of applicable limits pursuant to Environmental Laws;

(vi)	the Companies have not been required by any Governmental Entity to (A) alter any of the Subject Properties in a material way in order to be in compliance with Environmental Laws, (B) file any notice with any Governmental Entity relating to any potential or actual contaminated real or immovable property, or (C) perform any environmental closure, decommissioning, rehabilitation, restoration, containment or post-remedial investigation or monitoring or other remediation or response action on, about or in connection with any real or immovable property, nor, to the Knowledge of Vendors, is there any fact or circumstance which could give rise to such a request by a Governmental Entity;

(vii)	there are no pending or, to the Knowledge of Vendors, threatened claims, proceedings or restrictions of any nature arising or resulting from any Environmental Liabilities or under or pursuant to any Environmental Laws with respect to or affecting the Companies or any of the Subject Properties; and

(viii)	the Companies have not received (and, to the Knowledge of Vendors, no Person for whose conduct the Companies are or may be held responsible has received) any directive, inquiry, notice, order, warning or other communication from any Governmental Entity or other Persons that relates to any Hazardous Activities, Hazardous Materials or any alleged, actual or potential violation or failure to comply with any Environmental Laws, or of any alleged, actual or potential obligation to undertake or bear the cost of any Environmental Liabilities.

(b)	Environmental Reports. Schedule 3.3.23(b) of the Vendors' Disclosure Letter contains a complete and accurate list of all reports and material documents relating to environmental matters affecting the Companies or any of the immovable or real properties (including the Subject Properties) currently or formerly owned, leased or used by the Companies or over which the Companies have had charge, management or control. Complete and accurate copies of all such reports and material documents have been provided to Purchaser. To the Knowledge of Vendors, there are no other reports or material documents relating to environmental matters affecting the Companies or any of the immovable or real properties (including the Subject Properties) currently or formerly owned, leased or used thereby or over which the Companies have or had charge, management or control which have not been made available to Purchaser.

3.3.24	Intellectual Property

(a)	Complete List. Schedule 3.3.24 of the Vendors' Disclosure Letter contains a complete and accurate list of all Intellectual Property owned by or licensed to the Acquired Companies or used in carrying on the Business.

(b)	Registrations. Schedule 3.3.24 of the Vendors' Disclosure Letter contains a complete and accurate list of particulars of all registrations and applications for registration of the Intellectual Property owned by the Acquired Companies. All of such owned Intellectual Property which has been registered or applied for has been properly maintained and renewed by the Companies in accordance with all applicable Laws and has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any rights in such Intellectual Property.

(c)	Title. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, the Acquired Companies own all right, title and interest in and to the Intellectual Property owned thereby, free and clear of all Liens and the Acquired Companies have the right to use all the Intellectual Property used in carrying on the Business. The Companies have taken all reasonable steps to protect their rights in and to their owned Intellectual Property, in each case in accordance with industry practice.

(d)	No Restrictions. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, the Acquired Companies are not a party to or bound by any Contract or other obligation that limits or impairs their ability to use, sell, transfer, assign or convey, or that otherwise affects, any of the Intellectual Property owned by the Acquired Companies. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, the Acquired Companies have not granted to any Person any right, license or permission to use all or any portion of, or otherwise encumbered any of their rights in or to, any of the Intellectual Property owned by, licensed to or used by the Acquired Companies. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, the Acquired Companies are not obligated to pay any royalties, fees or other compensation to any Person in respect of their ownership, use or license of any Intellectual Property.

(e)	No Infringement. The operation of the Business does not infringe upon the Intellectual Property rights of any Person. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, no claims have been asserted or, to the Knowledge of Vendors, are threatened alleging that the conduct of the Business, including the use of the Intellectual Property owned by, licensed to or used by the Acquired Companies, infringes upon any of the Intellectual Property rights of any Person. To the Knowledge of Vendors, there are no valid grounds for any such bona fide claims alleging a conflict with or infringement of any Intellectual Property rights of any Person. To the Knowledge of Vendors, there is no state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property owned by, licensed to or used by the Acquired Companies.

(f)	No Breach. The transactions contemplated by this Agreement (including the Pre-Closing Reorganization) and the continued operation of the Business will not breach the terms of any license relating to the Intellectual Property, or entitle any other party to any such license relating to the Intellectual Property to terminate or modify it, or otherwise adversely affect the Acquired Companies' rights under it.

(g)	Use of Intellectual Property. The Intellectual Property owned by or licensed to the Acquired Companies or which the Acquired Companies otherwise have the right to use constitutes all Intellectual Property necessary for the conduct of the Business as conducted immediately prior to the Pre-Closing Reorganization Effective Time. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, following Closing, the Acquired Companies will be entitled to continue to use, practice and exercise rights in, all of the Intellectual Property owned by, licensed to and used by the Acquired Companies, to the same extent and in the same manner as prior to the Pre-Closing Reorganization Effective Time, without financial obligation to any Person.

(h)	No Infringement by Third Parties. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, to the Knowledge of Vendors, no Person is currently infringing any of the Intellectual Property owned by, licensed to or used by the Acquired Companies.

(i)	No Rights Retained. Except as set forth in Schedule 3.3.24 of the Vendors' Disclosure Letter, following the Closing, no ADS Party nor any Affiliate thereof will retain any rights in or use any of the Intellectual Property owned by, licensed to or used by the Acquired Companies.

(j)	No Governmental Entity Assistance, etc. None of the Acquired Companies' owned Intellectual Property has been developed with the assistance or use of any funding from third parties or third party agencies, including, but not limited to, funding from any Governmental Entity.

(k)	Software and Technology. Schedule 3.3.24 of the Vendors' Disclosure Letter contains a complete and accurate list of Software owned by, licensed to or used by the Acquired Companies, which constitutes all of the Software necessary for the conduct of the Business as conducted immediately prior to the Pre-Closing Reorganization Effective Time and as of the date hereof. The Acquired Companies have secured, in respect of all licensed Software, the appropriate number of licenses to access and operate the Software based on the number of users thereof at the Acquired Companies, which licenses are in full force and effect and the Acquired Companies are not in default thereunder. To the Knowledge of Vendors, such Software does not contain any undisclosed program routine, device or other feature, including viruses, worms, bugs, time locks, Trojan horses or back doors, in each case that is designed to delete, disable, deactivate, interfere with or otherwise harm such Software, and any virus or other intentionally created, undocumented contaminant that may, or may be used to, access, modify, delete, damage or disable any hardware, system or data.

(l)	Websites. Schedule 3.3.24 of the Vendors' Disclosure Letter sets out a complete and accurate list of all domain names and IP addresses of the Acquired Companies' Internet web homepage and lists all similar names and addresses owned by the Acquired Companies, when the homepage was granted and the date of the next annual payment. The Acquired Companies' web sites contain all legal disclaimers and privacy policies that, in accordance with industry practice, are customarily contained on similar web sites.

(m)	Confidentiality and Assignment of Proprietary Rights. All current and, to the knowledge of Vendors, former employees whose employment ceased within the last five years and consultants of the Business whose duties or responsibilities relate to, or who have knowledge of, the Intellectual Property of the Business, have entered into confidentiality, intellectual property assignment and proprietary information agreements with and in favour of ADS (the benefits of which were assigned to the Corporation pursuant to the Drop-Down Agreement) or the applicable Subsidiary in the form provided to Purchaser. Each such Person has waived its non-assignable rights (including moral rights) to any Intellectual Property created by it on behalf of the applicable Company.

3.3.25	Products; Product and Service Warranties

(a)	Each of the products produced or sold by the Acquired Companies (i) is, and at all times up to and including the date of sale thereof has been, in compliance in all material respects with all Applicable Laws and (ii) during the last thirty-six months, to the Knowledge of Vendors, complies with the applicable client’s specifications and any written representations and qualifications made by the applicable Company. There is, to the Knowledge of Vendors, no design defect with respect to any of such products and each of such products contains adequate warnings, in accordance with Applicable Laws, and current industry practice with respect to its contents and use.

(b)	Schedule 3.3.25 of the Vendors' Disclosure Letter sets forth complete and accurate copies of the written warranties and guarantees made by the Companies currently in effect with respect to the products and services of the Business. There are no oral warranties outstanding. There have not been any material deviations from such warranties and guarantees.

3.3.26	Product Liability and Warranty Claims

(a)	Standard Claims. All warranty and repair claims made with respect to, or in connection with, the products or services manufactured, constructed, installed, distributed or sold by the Companies have consisted only of routine warranty and repair claims for the return of defective or non-conforming merchandise, which claims average in the aggregate approximately $250,000 per year in total replacement and servicing cost.

(b)	No Investigations, etc. Except as set out in Schedule 3.3.26 of the Vendors' Disclosure Letter, there are no presently pending or, to the Knowledge of Vendors, threatened civil, criminal or administrative investigations or proceedings relating to:

(i)	any alleged hazard or alleged defect, latent or not, in design, manufacture, construction, installation, materials or workmanship, including any failure to warn or alleged breach, default or violation of express or implied warranty or representation, relating to any product manufactured, constructed, installed, distributed, shipped or sold by or on behalf of the Companies; or

(ii)	any breach, default or violation of any of the product warranties, indemnities or performance guarantees made to customers of the Business.

3.3.27	Customers and Suppliers

Schedule 3.3.27 of the Vendors' Disclosure Letter contains a list of the top 20 customers of the Business (determined on the basis of revenues) for each of the last two fiscal years and the top 20 suppliers of the Business (determined on the basis of cost of goods and services purchased) for each of the last two fiscal years. Since the Balance Sheet Date, except as disclosed in Schedule 3.3.27 of the Vendors' Disclosure Letter, none of such customers or suppliers has ceased to do business with the Companies other than as a result of ordinary course of business project completion. To the Knowledge of Vendors, no such customer or supplier is in financial distress or threatened with bankruptcy or insolvency. Vendors have no reason to believe that the benefit of relationships with all major customers and suppliers will not continue after the date hereof in substantially the same manner as before the date hereof, except as the result of any history and relationship between Lydall, Inc. (the Purchaser’s parent company) and such customers and suppliers.

3.3.28	Books and Records

All accounting and financial Books and Records have been fully, properly and accurately kept and completed in all material respects. The Books and Records and other data and information of the Companies relating to the Business are recorded, stored, maintained, operated and held (including any electronic, mechanical or photographic process, whether computerized or not) in a manner which is available to the Acquired Companies in the Ordinary Course.

3.3.29	Financial Statements

The Financial Statements and the Interim Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with those of previous fiscal years and each fairly, completely and accurately discloses in all material respects (a) the assets, liabilities and obligations (whether accrued, contingent, absolute or otherwise), income, losses, retained earnings, reserves and financial position of ADS and the Subsidiaries; (b) the results of operations of ADS and the Subsidiaries; and (c) the changes in the financial position of ADS and the Subsidiaries, all as at the dates and for the periods therein specified. Complete and accurate copies of the Financial Statements and the Interim Financial Statements are attached as Schedule 3.3.29(a) and (b), respectively, of the Vendors' Disclosure Letter.

3.3.30	No Undisclosed Liabilities

Except (a) as reflected or reserved against in the balance sheet forming part of the Interim Financial Statements or specifically disclosed in a note therein, and (b) for current liabilities incurred in the Ordinary Course since the Balance Sheet Date, the Acquired Companies have no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise).

3.3.31	Inventories

The inventories of the Acquired Companies do not include any items which are slow-moving, below standard quality or in excess quantity, which are not usable or not saleable in the Ordinary Course at normal profit margins, other than those items which have been written down in the Financial Statements and the Interim Financial Statements, and only to the extent so written down. Since the Balance Sheet Date, the inventory levels of the Acquired Companies have been maintained at levels sufficient for (but not materially in excess required for) the continuation of the Business in the Ordinary Course. All inventories of the Acquired Companies have been determined and valued in accordance with GAAP, applied on a consistent basis with prior years. None of the Acquired Companies is party to any current consignment or "bill and hold" arrangement.

3.3.32	Accounts Receivable

All Accounts Receivable of the Acquired Companies are bona fide receivables, properly recorded in the Ordinary Course in the Financial Statements, the Interim Financial Statements and the Books and Records and, subject to reserves for doubtful accounts recorded in the Ordinary Course in the Books and Records and at a level consistent with that in the Interim Financial Statements, are good and collectible in full when due, subject only to normal and customary trade discounts or non-material disputes.

3.3.33	Bank Accounts and Powers of Attorney

Schedule 3.3.33 of the Vendors' Disclosure Letter is a complete and accurate list showing (a) the name of each financial institution in which any Acquired Company has an account or safety deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box, and (b) the names of all Persons holding powers of attorney from any Acquired Company. Complete and accurate copies of the powers of attorney have been provided to Purchaser.

3.3.34	Tax Matters

(a)	Computation, Preparation and Payment. The Companies have correctly computed all Taxes owing thereby, correctly prepared and duly and timely filed all Tax Returns required to be filed thereby, paid all Taxes which were due and payable thereby on or before the date hereof within the time required by applicable Laws and made adequate provision for Taxes in the Books and Records and in the Interim Financial Statements. The Companies have made adequate and timely installments of Taxes required to be made.

(b)	Accrued Taxes. Since the Balance Sheet Date, the Companies have only incurred liabilities for Taxes in the Ordinary Course, other than any Taxes incurred by ADS with respect to the consummation of the Pre-Closing Reorganization.

(c)	Status of Assessments. Except for the Tax Returns for the taxation year ended on January 31, 2016, all Tax Returns of the Companies have been assessed and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return or the payment of any Tax by any Company or any outstanding objections to any assessment or reassessment of Taxes. Any proposed deficiencies have been paid and settled.

(d)	Contingent Tax Liabilities. There are no contingent Tax liabilities or any grounds that could prompt an assessment or reassessment of any Company, including aggressive treatment of income, expenses, deductions, credits or other amounts in the filing of earlier or current Tax Returns. The Companies have not received any indication from any taxation authorities that an audit of any Company is contemplated or pending or that a reassessment of Tax is proposed.

(e)	Withholdings. Each Company has withheld from each payment made to any Person the amount of all Taxes and other deductions required to be withheld and has remitted such amounts when due, in the form required under applicable Laws or, if not yet due, has made adequate provision in the Books and Records for the remittance of such amounts to the proper Governmental Entities.

(f)	Collection and Remittance. Each Company has collected from each receipt from any of its past and present customers (or other Persons paying amounts to the Companies) the amount of all Taxes required to be collected and has remitted such Taxes when due in the form required under applicable Laws or, if not yet due, has made adequate provision in the Books and Records for the payment and remittance of such amounts to the proper Governmental Entities.

(g)	Jurisdictions of Taxation. To the Knowledge of the Vendors, no claim has ever been made by a Governmental Entity that a Company is or may be required to file Tax Returns or is or may be subject to Tax in a jurisdiction in which that Company does not file Tax Returns.

(h)	Related Party Transactions. The Companies have not, and have never been deemed to have for purposes of the Tax Act, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm's length within the meaning of the Tax Act. For all transactions between any Company, on the one hand, and any non-resident Person with whom such Company was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Closing Date, such Company has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. No Company has entered into an agreement contemplated by Section 191.3 of the Tax Act.

(i)	SR&ED Tax Credits. All research and development investment tax credits ("ITCs") were claimed by the Companies in accordance with the Tax Act and the relevant provincial Tax Laws and the Companies satisfied at all times the relevant criteria and conditions entitling them to such ITCs. All refunds of ITCs received or receivable by the Companies in any taxation year were claimed in accordance with the Tax Act and the relevant provincial Tax Laws and the Companies satisfied at all times the relevant criteria and conditions entitling them to claim a refund of such ITCs.

(j)	Various Tax Provisions. There are no circumstances existing prior to Closing which could result in the application of section 17, section 78, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to any Acquired Company prior to or following Closing. No Acquired Company has claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of such Acquired Company for any period ending after the Closing Date, except to the extent that such Acquired Company has recognized an equivalent deferred revenue or similar reserve for accounting purposes that is taken into account in the determination of the Purchase Price.

(k)	Tax Returns. The Companies have made available to Purchaser or its advisors, complete and accurate copies of all foreign, federal, provincial, state, municipal and local income, added value, goods and services and sales and use Tax Returns for the Companies filed for all periods terminating after January 30, 2011.

3.3.35	Employees

(a)	During the four-year period prior to the Pre-Closing Reorganization Effective Time, the Companies were in compliance, and the Companies are in compliance with all applicable Laws relating to employment, and labour matters, including relating to wages, hours of work, vacation pay, overtime pay, employment equity, pay equity, occupational health and safety, human rights, workers' compensation, termination of employment, French language and conditions of employment and there are no outstanding claims, orders, complaints, or, to the Knowledge of Vendors, investigations under any such Laws.

(b)	Except as set out in Schedule 3.3.35, there is no collective agreement in force with respect to the employees of the Acquired Companies, nor is there any Contract with any employee association. No collective agreement is currently being negotiated by any Company or any other Person in respect of the Acquired Companies, no union or employee bargaining agent holds bargaining rights with respect to any employees of the Acquired Companies by way of certification, or succession rights or has applied therefor and there are no current or, to the Knowledge of Vendors, threatened attempts to organize or establish any trade union or employee association with respect to the Companies, nor has there been any such attempts within the last three years.

(c)	During the four-year period prior to the Pre-Closing Reorganization Effective Time, the Companies have not engaged in any unfair labour practice. There is no unfair labour practice complaint, grievance or arbitration proceeding pending or, to the Knowledge of Vendors, threatened against the Companies, which could have an adverse effect on the Acquired Companies.

(d)	There is no labour strike, slow down, work stoppage or lockout in effect or, to the Knowledge of Vendors, threatened against the Companies, nor has there been any such event within the last five years.

(e)	There are no grievances or arbitration proceedings under the collective agreements, there are no written or oral agreements or course of conduct which modify the terms of the collective agreements and, to the Knowledge of Vendors, the Companies have not committed any breach of its obligations under the collective agreements.

(f)	No trade union has applied to have any of the Acquired Companies declared a common or single employer pursuant to applicable Law in any jurisdiction in which the Business is carried on.

(g)	All amounts due and owing or accrued due but not yet owing for all salary, wages, overtime, vacation pay, sick days with pay, bonuses, commissions, or other incentive payments, pension benefits or other employee benefits have been paid or, if accrued, are reflected in the Books and Records.

(h)	The Companies are not subject to any claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, discrimination or termination of employment of any of its employees or former employees or relating to any failure to hire a candidate for employment.

(i)	There is no order pursuant to any Law requiring the reinstatement of any employee or former employee of the Companies or requiring the taking of any action or the refraining from taking any action, in respect of any employee or former employee of the Companies.

(j)	There are no outstanding loans made by the Companies to any employee or former employee of the Companies.

(k)	No managerial or key employee and no group of employees of the Acquired Companies (i) has given notice of termination or his, her or their employment with the Acquired Companies or (ii) to the Knowledge of Vendors, has any plans to terminate his, her or their employment with the Acquired Companies.

(l)	Schedule 3.3.35 of the Vendors' Disclosure Letter contains a complete and accurate list of each director, officer and employee of the Acquired Companies whether actively at work or not, listed by their employee number, if any, or title without listing their names, but including their salaries, wage rates, commissions, bonus arrangements, benefits, overtime entitlement, position, location of employment, which Acquired Company is the employer, which union they belong to (if any), status as full-time or part-time, recognized length of service, annual vacation entitlement in days and accrued and unused vacation days, and any other paid time-off entitlement in days and accrued and unused days of such paid time-off. In addition, Schedule 3.3.35 of the Vendors' Disclosure Letter lists any employee currently on leave of absence, together with the type of leave, their expected date of return to work, if known, and indicating whether the employee is in receipt of disability benefits or workers' compensation benefits.

(m)	Schedule 3.3.35 of the Vendors' Disclosure Letter contains a complete and accurate list of each independent contractor, agent and consultant of the Acquired Companies, whether actively providing services or not, including the nature of the services, consulting fees, commissions or other forms of compensation and the term of the agreement, including start date and end date, if applicable.

(n)	Schedule 3.3.35 of the Vendors' Disclosure Letter contains a complete and accurate list of all written agreements of the Acquired Companies with their respective employees, independent contractors, agents and consultants, as the case may be, copies of which have been provided to Purchaser. There are no verbal agreements with employees, independent contractors, agents and consultants that provide for different terms that those contained in a written agreement.

(o)	Except as disclosed in Schedule 3.3.35 of the Vendors’ Disclosure Letter, no officer, director, employee, independent contractor, agent and consultant of the Acquired Companies has any agreement or arrangement as to (i) change of control; (ii) payment of any amount which is triggered by, or expected to be triggered by, the Transaction; (iii) retention payment; or (iv) severance or termination payment required to terminate his employment or his service agreement.

(p)	To the Knowledge of Vendors, each independent contractor has been properly classified by the Companies as an independent contractor and the Companies have not received, nor are there any pending or threatened notices from any Person disputing such classification. The Companies are not engaged with any personnel agency, and there are no outstanding, pending or to the Knowledge of Vendors, threatened claims, complaints, investigations or orders relating to the employment of any personnel agency employees.

(q)	No employee or former employee of the Companies is or has been, during his employment with the Companies, an illegal or undocumented worker. All current and former employees, independent contractors, agents or consultants have and had all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services in Canada. Schedule 3.3.35 of the Vendors' Disclosure Letter discloses in respect of each employee who is employed pursuant to a work permit the expiry date of such work permit and whether the Companies have made any attempts to renew such work permit.

(r)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation legislation in respect of the Companies and the Companies have not been reassessed in any material respect under such legislation during the past three years and, to the Knowledge of Vendors, no audit of the Companies is currently being performed pursuant to any applicable workers' compensation legislation.

(s)	All orders and inspection reports under applicable occupational health and safety legislation ("OHSA") relating to the Companies have been provided to Purchaser. There are no charges pending under OHSA in respect of the Companies. The Companies have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(t)	Schedule 3.3.35 of the Vendors' Disclosure Letter sets forth a complete and accurate list of all its employee manuals, policies, procedures and work-related rules affecting employees of the Acquired Companies ("Employee Policies and Procedures"). All written Employee Policies and Procedures and a written description of all unwritten Employee Policies and Procedures have been provided to Purchaser. Subject to any restrictions imposed under applicable Laws, each of the Employee Policies and Procedures can be amended or terminated by the Acquired Companies.

3.3.36	Employee Plans

(a)	Documentation. Schedule 3.3.36 of the Vendors' Disclosure Letter lists all Employee Plans. The Companies have delivered to Purchaser complete and accurate copies of all the Employee Plans, together with all related documentation. No changes have occurred or are expected to occur which would affect the information required to be provided to Purchaser pursuant to this Section 3.3.36.

(b)	No Defined Benefits. No Employee Plan contains or has ever contained a "defined benefit provision" as such term is defined in subsection 147.1(1) of the Tax Act.

(c)	Registration, Compliance with Laws. All of the Employee Plans have been established, registered, communicated, invested and administered, in accordance with all Laws. To the Knowledge of Vendors, no fact or circumstance exists that could adversely affect the registered status of any such Employee Plan. Neither the Companies, nor any of their agents or delegates, have breached any fiduciary obligation with respect to the administration or investment of any Employee Plan. The Companies have made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and applicable Laws.

(d)	Amendments or Termination by Companies. Subject to the requirements of Laws, no provision of any Employee Plan or of any agreement, and no act or omission of the Companies in any way limits, impairs, modifies or otherwise affects the rights of the Acquired Companies to unilaterally amend or terminate, in whole or in part, any Employee Plan. Except as disclosed in Schedule 3.3.36 of the Vendors’ Disclosure Letter, no commitments to improve or otherwise amend any Employee Plan have been made except as required by applicable Laws.

(e)	Insurance. No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder. The level of insurance reserves under each Employee Plan which provides group benefits and contemplates the holding of such reserves is reasonable and sufficient to provide for all incurred but unreported claims.

(f)	No Benefits to Retired or Terminated Employees. None of the Employee Plans (other than pension plans) provide benefits to retired or terminated employees or to the beneficiaries or dependents of retired or terminated employees.

(g)	Employee Data. All employee data necessary to administer each Employee Plan in accordance with its terms and conditions and all Laws is in possession of the Acquired Companies and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(h)	No Payments or Acceleration Expected. No Employee Plan, arrangement or agreement exists that could require as a result of the Transaction or the Pre-Closing Reorganization (i) the payment to any Person of any money, benefits or other property; (ii) accelerated or increased funding requirements for any Employee Plan; or (iii) the acceleration or provision of any other increased rights or benefits to any Person.

3.3.37	Privacy

The Acquired Companies are and the Companies have, at all times during the five-year period prior to the Pre-Closing Reorganization Effective Time, been conducting the Business in compliance with all applicable Laws governing privacy and the protection of personal information, in all material respects, including the Personal Information Protection and Electronic Documents Act and the Act respecting the protection of personal information in the private sector (Québec ). Schedule 3.3.37 of the Vendors' Disclosure Letter contains a complete and accurate copy of the Acquired Companies' written privacy policy governing their collection, use and disclosure of personal information. The Acquired Companies are and the Companies have, at all times during the five-year period prior to the Pre-Closing Reorganization Effective Time, been in compliance in all material respects with such policy.

3.3.38	Insurance

The assets of the Acquired Companies are insured against loss or damage on a replacement cost basis. Schedule 3.3.38 of the Vendors' Disclosure Letter contains a complete and accurate list of insurance policies which are maintained in respect of the Business setting out, in respect of each policy, a description of the type of policy, the name of the insurer, the coverage allowance, the deductible, the expiration date, the annual premium, any pending claims and the claims history for the last two years. The Companies are not in default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy, nor have they failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. Complete and accurate copies of all insurance policies of the Business and the most recent inspection reports received from insurance underwriters have been delivered to Purchaser. There is no claim by any of the Acquired Companies pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. To the Knowledge of Vendors, there is no threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds.

3.3.39	Litigation

Except as described in Schedule 3.3.39 of the Vendors' Disclosure Letter, there are no and have not been at any time in the last three years any (a) actions, claims, suits or proceedings by any Person; (b) arbitration or alternative dispute resolution processes; or (c) administrative or other proceedings by or before (or, to the Knowledge of Vendors, any investigation by) any Governmental Entity, in each case, pending or, to the Knowledge of Vendors, threatened against or affecting the Companies or the Business. The Acquired Companies are not, and the Companies have not at any time in the last three years been, subject to any judgment, order or decree entered in any lawsuit or proceeding nor have the Companies settled any claim before being prosecuted in respect of it. The Acquired Companies are not, and the Companies have not at any time in the last three years been, the plaintiff or complainant in any action, claim, suit or proceeding, arbitration or alternative dispute resolution process.

3.3.40	Foreign Corrupt Practices, etc.

(a)	Compliance. The Companies have not and, to the Knowledge of Vendors, the directors, officers, agents, employees or representatives of the Companies have not, in the course of its, or their, actions for, or on behalf of, the Companies:

(i)	used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(ii)	unlawfully offered or provided, directly or indirectly, anything of value to, or received anything of value from, any, foreign or domestic, government employee, official or any other Person;

(iii)	violated any provision of the FCPA, the CFPOA, the Bribery Act, the SEMA, the FACFOA or other similar Laws;

(iv)	directly or indirectly, taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable Laws; or

(v)	engaged in any business with any Person with whom, or in any country in which, (A) it is prohibited for a United States person to engage under Law or under applicable United States sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"), or (B) it is prohibited for a Person to engage under SEMA, FACFOA, any United Nations resolution or regulation or any other Law.

(b)	Policies. The Companies have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the FCPA, the CFPOA, the Bribery Act, the SEMA and the FACFOA.

(c)	Identity of Related Persons. To the Knowledge of Vendors, none of the directors, officers, agents, employees or representatives of the Companies is (i) a "specially designated national" or blocked person under United States sanctions administered by the OFAC, or (ii) a Person identified under the SEMA, the FACFOA or any United Nations resolution or regulation.

3.3.41	No Brokers, etc.

No broker, finder, agent or similar intermediary has acted on behalf of any Company in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable by any Company in connection with this Agreement or the transactions contemplated hereby.

3.3.42	No Vendors’ Transaction Expenses.

All Vendors’ Transaction Expenses have been paid and the Acquired Companies have no liabilities or obligations (whether absolute, accrued, contingent or otherwise) for Transaction Expenses.

Article 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendors as follows and acknowledges and confirms that Vendors are relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

4.1.1	Incorporation and Corporate Power

Purchaser is a corporation duly and validly incorporated, organized, existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation and has the corporate power and authority to enter into and perform its obligations under this Agreement.

4.1.2	No Conflict

The execution, delivery and performance by Purchaser of this Agreement:

(a)	have been duly authorized by all necessary corporate action on the part of Purchaser;

(b)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach, default or violation of, or conflict with, or allow any other Person to exercise any rights under, any term, condition or provision of its Governing Documents or any resolutions of its board of directors or shareholders; and

(c)	do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or violation of any Law.

4.1.3	Required Authorizations

There is no requirement of Purchaser or any of its Affiliates to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except for a post-closing notification under the Investment Canada Act and any filings, notifications, Authorizations that relate solely to the identity of Purchaser or the nature of the business carried on by the Companies before Closing.

4.1.4	Required Consents

There is no requirement of Purchaser to obtain any Consents.

4.1.5	Execution and Binding Obligation

This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (a) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

4.1.6	No Brokers, etc.

No broker, finder, agent or similar intermediary has acted on behalf of Purchaser in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable by Purchaser in connection with this Agreement or the transactions contemplated hereby.

4.1.7	Securities Laws

Purchaser is acquiring the Purchased Shares as principal and not as agent and is acquiring the Purchased Shares for investment purposes only and not with a view to resale or distribution. Purchaser has its registered office in British Columbia and is a purchaser described in s. 2.4 (private issuer) of National Instrument 45-106.

Article 5
CLOSING ARRANGEMENTS

5.1	Deliveries of Vendors and other ADS Parties

At Closing, Vendors and other ADS Parties, as applicable, will deliver, or cause to be delivered, to Purchaser the following in form and substance satisfactory to Purchaser, acting reasonably:

(a)	certified copies of (i) all resolutions of the board of directors, shareholders, as applicable, of each ADS Party that is a corporation approving the entering into and completion of the Transaction, and (ii) all resolutions of the shareholders and directors, as applicable, of the Companies approving the transactions contemplated by the Drop-Down Agreement;

(b)	certified copies of (i) the Governing Documents of each Acquired Company, (ii) all resolutions of the board of directors of the Corporation approving the transfer of the Purchased Shares and (iii) all resolutions of the board of directors and shareholders of Texel USA, Inc. approving the Assignment and Assumption Agreement;

(c)	a recent certificate of status, compliance, good standing or similar certificate with respect to each ADS Party that is a corporation, each Acquired Company and Texel USA, Inc., in each case, issued by the appropriate government officials of the jurisdiction of its incorporation;

(d)	evidence of repayment of all debt owing to any Acquired Company by any employee of any Acquired Company, any ADS Party and any Affiliate of ADS;

(e)	evidence of the waiver by Afitex Géosynthétiques Inc. of the Afitex ROFR and of its piggyback rights under the shareholder agreement in respect of the shares of Afitex Texel Géosynthétiques Inc.;

(f)	an assignment and assumption agreement, in form and substance satisfactory to Purchaser, acting reasonably, duly executed by Texel USA, Inc. assigning to Southern Felt Company, Inc., a South Carolina corporation, all liabilities and obligations of Texel USA, Inc. arising after the Closing Date in relation to its employee André Marier and his employment contract transferred from Texel USA, Inc. to Southern Felt Company, Inc., in each case other than liabilities or obligations for defaults or breaches existing or occurring prior to the Closing Date (the "Assignment and Assumption Agreement");

(g)	share certificates representing all of the Purchased Shares accompanied by irrevocable stock transfer powers duly executed in blank by the holders of record;

(h)	the Required Consents and Required Authorizations;

(i)	the Payout Letters duly executed by the Payout Creditors;

(j)	a release, in form and substance satisfactory to Purchaser, acting reasonably, duly executed by each of Guy Drouin, Paul Drouin, René Drouin and Guy Bérubé with respect to the termination of their respective employment;

(k)	an employment agreement between the Corporation and Guy Bérubé, duly executed by Guy Bérubé;

(l)	a release, in form and substance satisfactory to Purchaser, acting reasonably, duly executed by each ADS Party;

(m)	a resignation and release, in form and substance satisfactory to Purchaser, acting reasonably, duly executed by such directors and officers of the Acquired Companies as specified by Purchaser prior to Closing;

(n)	a counterpart of the Escrow Agreement duly executed by Agent, and

(o)	evidence that the ADS Parties have, at their sole cost and expense, purchased on behalf of the Acquired Companies: (i) a prepaid tail coverage for the existing directors’ and officers’ liability insurance of the Business, covering Persons who are currently covered by such insurance on terms no less favorable than those in effect on the date hereof for a period of at least two years after the Closing Date; and (ii) prepaid tail coverage for the existing pollution insurance policies of the Business with an insurer and in an amount reasonably acceptable to Purchaser; in each case naming Purchaser as additional named insured and stipulating that Purchaser shall receive a 30 day prior written notice of any cancellation, termination or non-renewal or of any reduction of coverage.

5.2	Deliveries of Purchaser

At Closing, Purchaser will deliver, or cause to be delivered, to Agent, on behalf of ADS Parties, the following in form and substance satisfactory to Agent, acting reasonably:

(a)	certified copies of (i) the Governing Documents of Purchaser, and (ii) all resolutions of the board of directors of Purchaser approving the entering into and completion of the transactions contemplated by this Agreement;

(b)	a recent certificate of status, compliance, good standing or similar certificate with respect to Purchaser issued by the appropriate government officials of the jurisdiction of its incorporation;

(c)	a counterpart to the Assignment and Assumption Agreement, duly executed by Southern Felt Company, Inc.;

(d)	counterparts of the Escrow Agreement duly executed by Purchaser and the Escrow Agent; and

(e)	evidence of the payments contemplated by Section 2.3.

Article 6
INDEMNIFICATION

6.1	Indemnification by ADS Parties in Favour of Purchaser

(a)	Each ADS Party shall indemnify and save the Purchaser's Indemnified Persons harmless for and from any Damages suffered by, imposed upon or asserted against the Purchaser's Indemnified Persons, as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(i)	any failure of any representation or warranty given by such ADS Party in Section 3.1 or Section 3.2, as applicable, to be true and correct as of the date hereof (or, if made as of a particular date, as of such date); and

(ii)	any failure of such ADS Party to perform or fulfill any of its covenants under this Agreement.

(b)	Each ADS Party shall indemnify and save the Purchaser's Indemnified Persons harmless for and from any Damages suffered by, imposed upon or asserted against the Purchaser's Indemnified Persons, as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(i)	any failure of any representation or warranty given (A) by Vendors in Section 3.3 to be true and correct as of the date hereof (or, if made as of a particular date, as of such date) or (B) by ADS in the Drop-Down Agreement to be true and correct as of the Pre-Closing Reorganization Effective Time, or (C) by Texel USA, Inc. in the Assignment and Assumption Agreement to be true and correct as of the Closing Time;

(ii)	any failure of ADS to perform or fulfill any of its covenants under this Agreement, the Drop-Down Agreement, or the Assignment and Assumption Agreement;

(iii)	any liabilities or obligations of the Business and the Acquired Companies for Taxes in connection with any period or portion thereof ending on or before the Closing Date other than (A) as fully recorded as a liability for Taxes payable in the Closing Date Statement in a manner that reduces the Purchase Price or (B) as a result of the Pre-Closing Reorganization;

(iv)	any claim by any Person in respect of any Indebtedness (unless already paid at Closing pursuant to Section 2.3 or taken into account in the final determination of the Purchase Price);

(v)	any Vendors’ Transaction Expenses;

(vi)	the purchase price paid after the Closing Date by or on behalf of Purchaser or any Acquired Company in order to acquire the 13% equity ownership rights in Texel Géosol Inc. not owned as of the Closing Time by the Corporation to the extent that contemporaneously to such acquisition, Purchaser offers to the holders of such equity ownership rights an incentive plan in lieu of their equity rights, on such reasonable terms as may be determined by Purchaser, acting in good faith, the whole pursuant to Section 7.11;

(vii)	the Sherbrooke Contamination, the Asbestos Works and the Remediation Works, including the Remediation Costs;

(viii)	with respect to the property bearing civic address 485 Des Érables Street, Saint-Elzéar, Quebec and operations conducted thereat, the failure of ADS to hold any Authorization required pursuant to Environmental Laws prior to the Pre-Closing Reorganization Effective Time (including any Damages related to the application and requirements from any Governmental Entity to obtain such Authorization); and

(ix)	any Damages suffered by, imposed upon or asserted against the Purchaser's Indemnified Persons, as a result of, in respect of, connected with, or arising out of, under or pursuant to any Taxes or Tax-related liabilities or obligations of the Acquired Companies in connection with steps A through P of the Pre-Closing Reorganization (the "Pre-Closing Reorganization Tax Indemnity").

(c)	Subject to the time limitations set forth in Section 6.3(a), the Limitation on Liability set forth in Section 6.4 and the Limitations on Damages set forth in Section 6.5:

(i)	the right to indemnification under Section 6.1(a)(i) and Section 6.1(b)(i) is a right that is separate and independent from any other right or remedy under this Agreement; and

(ii)	the right to indemnification under Sections 6.1(a)(ii) and Sections 6.1(b)(ii) to 6.1(b)(ix) exists notwithstanding the right to indemnification under Section 6.1(a)(i) and Section 6.1(b)(i) and notwithstanding any representation and warranty in Article 3, in the Drop-Down Agreement, or in the Assignment and Assumption Agreement.

(d)	If a Purchaser's Indemnified Person makes a claim against ADS Parties for Damages, then ADS Parties will not be entitled to, and hereby waive any right to, make any claim against the Acquired Companies in respect of any such Damages by contribution, warranty or otherwise, or require that the applicable Acquired Company be a party to the principal claim (except, in the case of ADS Parties who were directors or officers of the Acquired Companies, any rights that they may have under applicable directors and officers liability insurance).

(e)	For purposes of calculating Damages pursuant to this Section 6.1, the representations and warranties given by ADS Parties will be deemed to have been made without the inclusion of limitations or qualifications as to materiality, such as the words "material", "immaterial" and "in all material respects" or words of similar import.

6.2	Indemnification by Purchaser in Favour of ADS Parties

(a)	Purchaser shall indemnify and save ADS Parties harmless for and from any Damages suffered by, imposed upon or asserted against them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(i)	any failure of any representation or warranty given by Purchaser contained in this Agreement to be true and correct as of the date hereof (or, if made as of a particular date, as of such date);

(ii)	any failure of Purchaser to perform or fulfill any covenant of Purchaser under this Agreement, any failure of Southern Felt Company, Inc. to fulfill any of its covenants under the Assignment and Assumption Agreement, and any failure of the Corporation to fulfill any of its covenants under the Drop-Down Agreement that are required to be performed after the Effective Time (as defined in the Drop-Down Agreement), including the payment of the Assumed Liabilities (as defined in the Drop-Down Agreement), other than any such Assumed Liabilities that constitute Excluded Liabilities as defined herein; and

(iii)	any Purchaser’s Transaction Expenses.

(b)	Subject to the time limitations set forth in Section 6.3(b) and the limitations on Damages set forth in Section 6.5:

(i)	the right to indemnification under Section 6.2(a)(i) is a right that is separate and independent from any other right or remedy under this Agreement; and

(ii)	the right to indemnification under Section 6.2(a)(ii) and Section 6.2(a)(iii) exists notwithstanding the right to indemnification under Section 6.2(a)(i) and notwithstanding any representation and warranty in Article 4.

6.3	Time Limitations

(a)	The representations, warranties and covenants of ADS Parties contained in this Agreement will survive Closing and, notwithstanding Closing and any investigation made by or on behalf of Purchaser, continue in full force and effect for a period of two years after Closing, except that:

(i)	Shareholders' Core Representations will survive Closing and continue in full force and effect until 90 days after the expiration of the applicable statute of limitations or prescription period;

(ii)	the representations and warranties set out in Section 3.3.23 (Environmental Matters) will survive Closing and continue in full force and effect for a period of five years after Closing;

(iii)	the representations and warranties set out in Section 3.3.34 and the indemnification obligations set forth in Sections 6.1(b)(iii) and 6.1(b)(ix) will survive and continue in full force and effect until 90 days after the expiration of the applicable Tax Assessment Period;

(iv)	the covenants of ADS Parties set forth in this Agreement will survive and continue in full force and effect in accordance with their terms, subject only to any applicable statute of limitations or prescription period; and

(v)	any claim involving fraud, fraudulent or willful misconduct, or intentional or gross fault will survive Closing and continue in full force and effect without limitation of time.

(b)	The representations, warranties and covenants of Purchaser contained in this Agreement will survive Closing and, notwithstanding Closing and any investigation made by or on behalf of Purchaser, continue in full force and effect for a period of two years after Closing, except that:

(i)	Purchaser's Core Representations will survive Closing and continue in full force and effect until 90 days after the expiration of the applicable statute of limitations or prescription period; and

(ii)	the covenants of Purchaser set forth in this Agreement will survive Closing and continue in full force and effect in accordance with their terms, subject only to any applicable statute of limitations or prescription period; and

(iii)	any claim involving fraud, fraudulent or willful misconduct, or intentional or gross fault will survive Closing and continue in full force and effect without limitation of time.

(c)	The obligations of indemnification set out in Sections 6.1 and 6.2 will survive the Closing and continue in full force and effect, subject only to the limitations regarding survival set forth in Sections 6.3(a) and 6.3(b), as the case may be.

(d)	An obligation to indemnify for Damages will continue after the end of the applicable survival period set forth in this Agreement if a claim for indemnification with respect to such Damages was made in accordance with this Agreement before the end of the applicable survival period. If a claim for indemnification is made in accordance with this Agreement before the end of the applicable survival period, then the party making the claim may make subsequent claims for Damages related to the same matter if the nature and extent of the Damages is not known at the time the claim is made, even if such subsequent claims are made after the expiry of the applicable survival period.

6.4	Limitation on Liability

ADS Parties shall have no obligation or liability for indemnification or otherwise with respect to Vendors’ Environmental Representations as a result of the known environmental issues identified on Schedule 6.4.

6.5	Limitation on Damages

(a)	The individual covenants of each ADS Party in this Agreement, the individual representations and warranties of ADS Parties in Section 3.1 and Section 3.2, and the corresponding indemnification obligations in Section 6.1(a) are given separately but not solidarily by such ADS Party with respect to itself only (collectively, the "Individual Representations and Covenants"). Accordingly, the particular ADS Party making the Individual Representations and Covenants is solely liable for such Individual Representations and Covenants as they pertain to itself, but not as they pertain to the other ADS Parties (provided however that the Drouin Shareholders are solidarily liable with each other for the Individual Representations and Covenants of the Drouin Shareholders).

(b)	The indemnification obligations of ADS Parties pursuant to Section 6.1(b) are given jointly but not solidarily by each ADS Party with the other ADS Parties in accordance with the terms of this Agreement (collectively, the "Joint Representations and Covenants"). Accordingly, each ADS Party is jointly but not solidarily liable to Purchaser for its Allocable Portion of the amount of any Damages for any breach, default or violation of any Joint Representations and Covenants (provided however that the Drouin Shareholders are solidarily liable with each other for the Drouin Allocable Portion of such Damages).

(c)	Subject to Section 6.5(d), the indemnification obligations of the ADS Parties pursuant to Section 6.1 will:

(i)	only apply to aggregate Damages with respect to all indemnification claims pursuant to Section 6.1 which exceed $650,000, upon which the indemnification obligations of ADS Parties in connection with such claims applies to all such Damages from the first dollar;

(ii)	only apply to any individual claim for Damages if the aggregate amount of the Damages with respect to such claim is equal to or greater than $7,500, in which case the full amount of such Damages will be subject to indemnification. The amount of Damages with respect to any such individual claim is not taken into account in determining whether or not the total of all Damages meets the threshold amount under Section 6.5(c)(i). For purposes of determining whether the threshold in this Section 6.5(c)(ii) has been met, Damages in respect of individual claims that relate to the same matter, event or omission are to be aggregated; and

(iii)	not exceed 20% of the Purchase Price.

(d)	Notwithstanding Section 6.5(c):

(i)	Sections 6.5(c)(i) and 6.5(c)(ii) do not apply to indemnification claims with respect to (i) Shareholders' Core Representations; (ii) Vendors' Tax Representations; (iii) Vendors’ Environmental Representations insofar as they relate to the Sherbrooke Subject Property; (iv) claims pursuant to Sections 6.1(a)(ii), Sections 6.1(b)(ii) to 6.1(b)(ix); or (v) claims based on fraud, fraudulent or willful misconduct, or intentional or gross fault;

(ii)	Section 6.5(c)(iii) does not apply to indemnification claims with respect to (i) Shareholders' Core Representations; (ii) Vendors' Tax Representations; (iii) Vendors’ Environmental Representations; (iv) claims pursuant to Sections 6.1(a)(ii), Sections 6.1(b)(ii) to 6.1(b)(ix); or (v) claims based on fraud, fraudulent or willful misconduct, or intentional or gross fault; provided however that the indemnification obligations of the ADS Parties with respect to any of (A) Shareholders' Core Representations, (B) Vendors' Tax Representations, (C) Vendors’ Environmental Representations, (D) claims pursuant to Sections 6.1(a)(ii) and 6.1(b)(ii) (other than, in both cases, with respect to the covenants at Sections 7.4 and 7.10) and (E) claims pursuant to Sections 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi) and 6.1(b)(viii), shall not exceed the Purchase Price.

(e)	Subject to Section 6.5(f), the indemnification obligations of Purchaser pursuant to Section 6.2 will:

(i)	only apply to aggregate Damages with respect to all indemnification claims pursuant to Section 6.2 which exceed $650,000, upon which the indemnification obligations of Purchaser in connection with such claims applies to all such Damages from the first dollar;

(ii)	only apply to any individual claim for Damages if the aggregate amount of the Damages with respect to such claim is equal to or greater than $7,500, in which case the full amount of such Damages will be subject to indemnification. The amount of Damages with respect to any such individual claim is not taken into account in determining whether or not the total of all Damages meets the threshold amount under Section 6.5(e)(i). For purposes of determining whether the threshold in this Section 6.5(e)(ii) has been met, Damages in respect of individual claims that relate to the same matter, event or omission are to be aggregated; and

(iii)	not exceed 20% of the Purchase Price.

(f)	Section 6.5(e) does not apply to (i) indemnification claims with respect to Purchaser's Core Representations; or (ii) claims based on fraud, fraudulent or willful misconduct, or intentional or gross fault; provided however that the indemnification obligations of Purchaser with respect to any of Purchaser’s Core Representations and with respect to claims pursuant to Section 6.2(a)(ii) and 6.2(a)(iii) shall not exceed the Purchase Price.

6.6	Quantification of Damages

(a)	Nothing herein shall be construed or interpreted as creating any right or entitlement on the part of any Indemnified Party to any form of double recovery. No Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnified Party has already recovered such amount with respect to such matter pursuant to that or other provisions of this Agreement.

(b)	Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Person to mitigate any Damage which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement.

(c)	The amount payable under this Article 6 in respect of any Damage shall be calculated net of any insurance proceeds actually received from insurance by the Indemnified Party, or from another Person liable for such Damage (net of any deductible or self-insurance retention payable by the Indemnified Party with respect to such insurance proceeds and any Tax payable in respect of such insurance proceeds). The Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies and/or from all other Persons liable for any Damage, provided that the Indemnified Party shall not be required to initiate legal proceedings against the insurer or any third party. In the event that an insurance or other recovery is made by the Indemnified Party with respect to a particular Damage at any time after an indemnification payment is made to it under this Article 6 with respect to such Damage, then the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to the lesser of (i) the amount of such indemnification payment and (ii) the aggregate net amount of the insurance or other recovery (after taking into account the costs of recovery to the Indemnified Party and the increases in premiums of the Indemnified Party).

(d)	The amount payable under this Article 6 in respect of any Damage shall be calculated net of any Tax benefit received or otherwise actually realized by the Indemnified Party as of the time of payment or at any time within the following three years on account of the event giving rise to such payment. If the Indemnified Party receives or otherwise realizes a Tax benefit within three years after an indemnification payment is made to it under this Article 6, then the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to the lesser of (i) the amount of such indemnification payment and (ii) the amount of such Tax benefit net of any Taxes or costs incurred by the Indemnified Party in connection therewith. In the event that the amount of such Tax benefit is subsequently reduced or denied by a Governmental Entity, the Indemnifying Party shall promptly pay the amount of such reduction or such denied amount to the Indemnified Party, together with all Taxes, interest, penalties and costs resulting therefrom.

(e)	The amount of Damages payable under this Article 6 for any finished goods inventory that is obsolete shall be reduced by an amount equal to 50% of the value of such inventory in the Books and Records.

6.7	No Claim

The Indemnifying Party will not be liable to the Indemnified Party for any claim for Damage to the extent:

(a)	that the relevant circumstance or Damage, arises from, or is attributable to a change in, or change in implementation or interpretation of, accounting policies, or Law or Governmental Entity policy, taking effect after the date of this Agreement; and

(b)	that in connection with any Environmental matters, such Damages (i) result from or are increased by (A) any voluntary disclosure of the presence of Hazardous Materials in a Subject Property to a Governmental Entity by or on behalf of any Indemnified Party or any of their agents or contractors, unless such disclosure is required by applicable Law or a relevant Governmental Entity acting in accordance with applicable Law or (B) any change in legislation or any new legislation which comes into force after the Closing Date or (C) any material change of use, redevelopment, cessation of operations or closure of any Subject Property (excluding the Sherbrooke Subject Property, except in the case of a conversion of the Sherbrooke Subject Property to a more sensitive use causing more stringent remediation criteria to apply) by or on behalf of any Indemnified Entity after the Closing Date or (ii) exceed those Damages that satisfy, in a reasonable cost-effective manner, the requirements of applicable Environmental Law or of a relevant Governmental Entity acting in accordance with Environmental Law, and using, where acceptable, risk-based standards, engineering or institutional controls for industrial property use.

6.8	Interest

The amount of any Damages suffered or incurred by an Indemnified Party will accrue interest at a rate per annum equal to the Prime Rate plus 3%, compounded annually, from the date that the Indemnified Party first incurred any such Damages until payment in full by the Indemnifying Party.

6.9	Escrow Amounts

(a)	The Indemnity Escrow Amount shall serve to secure performance by the ADS Parties of their obligations of indemnification arising from Section 6.1 and adjustments to the Purchase Price pursuant to Section 2.4.6. The Indemnity Escrow Amount shall be released as follows, the whole as further provided in the Escrow Agreement:

(i)	on the date that is twelve months after Closing, the Escrow Agent shall distribute to the Agent 50% of the Indemnity Escrow Amount net of (i) any amounts previously released, and (ii) any amounts relating to unresolved claims remaining in escrow, the whole in accordance with the Escrow Agreement; and

(ii)	on the date that is twenty-four months after Closing, the Escrow Agent shall distribute the remainder of the Indemnity Escrow Amount to the Agent net of (i) any amounts previously released, and (ii) any amounts relating to unresolved claims remaining in escrow, in accordance with the Escrow Agreement.

(b)	The Environmental Escrow Amount shall serve to secure the performance by the ADS Parties of their obligations of indemnification arising from Section 6.1(b)(vii) and their obligations under Section 7.10. The Environmental Escrow Amount shall be released in the manner set forth in Section 7.10, the whole as further provided in the Escrow Agreement.

6.10	Notification

(a)	Promptly upon obtaining knowledge thereof, the Indemnified Party shall notify the Indemnifying Party of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Article 6 (an "Indemnification Notice").

(b)	Upon receipt of an Indemnification Notice by an Indemnifying Party, the provisions of Section 6.12 will apply to any Third Party Claim and the provisions of Section 6.11 will apply to any Direct Claim.

(c)	The omission to so notify the Indemnifying Party does not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless the notification occurs after the expiration of the applicable time limit, if any, as set out in Section 6.3 or (and only to the extent that) the omission to so notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in Section 6.12.

6.11	Direct Claims

(a)	Following receipt of Indemnification Notice pursuant to Section 6.10(a) relating to a Direct Claim, the Indemnifying Party has 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(b)	If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within the 60-day period specified in Section 6.11(a). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party's dispute. During the 30-day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that 30-day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject only to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 60-day period specified in Section 6.11(a), the Indemnifying Party is deemed to have agreed to the validity and amount of the Direct Claim and shall promptly pay in full the amount of the Direct Claim to the Indemnified Party.

6.12	Defence of Third Party Claim

(a)	After receipt of the Indemnified Party's Indemnification Notice pursuant to Section 6.10(a) relating to a Third Party Claim and upon giving notice to the Indemnified Party within not more than 15 days of such receipt (or sooner if the nature of the Third Party Claim so requires and if so specified in the Indemnification Notice), the Indemnifying Party has the right to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

(i)	the Indemnified Party has at all times the right to fully participate in the defence at its own cost and expense (provided, however, that the Indemnifying Party reimburses to the Indemnified Party all reasonable defence costs and expenses incurred by the Indemnified Party before the date the Indemnifying Party validly exercises its right to defend the Third Party Claim);

(ii)	the Third Party Claim does not relate to Taxes or Tax attributes of the Indemnified Party;

(iii)	the Third Party Claim does not relate to a Contract that, in the opinion of Purchaser, is material to the business of the Corporation or Purchaser;

(iv)	the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

(v)	the Indemnifying Party unconditionally acknowledges in writing that it will indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim; and

(vi)	legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

The Indemnifying Party shall pay all amounts payable pursuant to a Third Party Claim in accordance with the terms of the settlement or final non-appealable judgment.

(b)	The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim without the prior written consent of the Indemnified Party acting reasonably, unless:

(i)	the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the third Person making the Third Party Claim or waive any rights that the Indemnified Party may have against such third Person making the Third Party Claim; and

(ii)	the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or liabilities it may have with respect to the Third Party Claim.

(c)	If the Indemnifying Party fails to give notice of its intention to participate in the Third Party Claim in accordance with Section 6.12(a), then the Indemnifying Party will be deemed to have waived its right to participate in the Third Party Claim and the Indemnified Party will have the right (but not the obligation) to undertake the defence of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party.

(d)	If the Indemnifying Party participates in the defence of a Third Party Claim, then the Indemnified Party will use its commercially reasonable efforts to make available to the Indemnifying Party those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in evaluating and participating in the defence of such claim.

(e)	The Indemnified Party shall, at the request of the Indemnifying Party, make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party, at the expense of the Indemnifying Party, reasonably required by the Indemnifying Party for its use in defending any Third Party Claim, the defence of which it has elected to participate in, and the Indemnified Party shall otherwise cooperate on a timely basis with the Indemnifying Party in the defence of such claim.

(f)	Notwithstanding the foregoing, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Third Party Claim, if (i) the Indemnified Party determines in good faith that there is a reasonable probability that a Third Party Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement; (ii) in cases where the Indemnifying Party is also party to the Third Party Claim, the Indemnified Party determines in good faith that joint representation would not be appropriate. Notwithstanding the foregoing sentence, the Indemnifying Party will not be bound by any determination resulting from any compromise or settlement effected in accordance with this Section 6.12(f) without its prior written consent (which may not be unreasonably withheld).

6.13	Adjustment to Purchase Price

Any payment made by any Vendor as an Indemnifying Party pursuant to this Article 6 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by Purchaser as an Indemnifying Party pursuant to this Article 6 will constitute a dollar-for-dollar increase of the Purchase Price.

6.14	Sole Remedy

The rights, recourses and remedies provided to an Indemnified Party under this Article 6 shall be its sole and exclusive remedy with respect to any and all claims relating to this Agreement and the Transaction, and such rights, recourses and remedies are not cumulative with any other right such Indemnified Party may have or may hereafter acquire under any Law, any provision of this Agreement or otherwise.

6.15	Set-off and Recoupment

(a)	Any payment or indemnification to which Purchaser is entitled under Section 6.1(b)(vii) or Section 7.10 for Damage it may suffer shall first be made to Purchaser through payment, set-off, compensation or deduction against or from the Environmental Escrow Amount in accordance with the terms of the Escrow Agreement and, to the extent that the aggregate amount of such indemnification exceeds the Environmental Escrow Amount, Purchaser shall recoup any remaining or additional Damage it may suffer from the Indemnity Escrow Amount in accordance with the terms of the Escrow Agreement.

(b)	Any other payment or indemnification to which Purchaser is entitled under this Agreement for Damage it may suffer shall first be made to Purchaser through payment, set-off, compensation or deduction against or from the Indemnity Escrow Amount in accordance with the terms of the Escrow Agreement and, to the extent that the aggregate amount of such indemnification exceeds the Indemnity Escrow Amount, Purchaser shall have the option of recouping from the ADS Parties all or any part of any remaining or additional Damage it may suffer pursuant to the terms and limitations of the indemnification procedures under this Article 6.

Article 7
POST-CLOSING COVENANTS

7.1	Further Assurances

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver, or cause to be executed and delivered, such additional conveyances, transfers and other assurances and take, or cause to be taken, all such action as is reasonably required to effectively transfer the Purchased Shares to Purchaser and carry out the purposes and intent of this Agreement and the Drop-Down Agreement. Without limiting the generality of the foregoing, the Parties shall fulfil all of their covenants and obligations under the terms of the Drop-Down Agreement.

7.2	Full Benefit of Contracts and Authorizations

Without limiting the generality of Section 7.1:

(a)	with respect to any Contract or Authorization of ADS that has not been assigned, in whole or in part, to the Corporation under the Pre-Closing Reorganization as a result of any required consent, approval or waiver of another party or parties thereto not having been obtained as of the Pre-Closing Reorganization Effective Time (the "Non-Assigned Rights"), ADS shall, and the other ADS Parties shall cause ADS to:

(i)	continue to use its best efforts to obtain the consents, approvals and waivers that are required in order to assign the Non-Assigned Rights to the Corporation (or, as applicable, in the case of Authorizations, to have such Authorizations re-issued to the Corporation), on terms satisfactory to the Purchaser, acting reasonably, and the Purchaser will co-operate in obtaining such consents, approvals and waivers. ADS Parties shall not assume any liability for any consent, approval or waiver or any re-issuance of Authorization that cannot be obtained for a reason that relates to the identity or status of the Purchaser;

(ii)	hold the Non-Assigned Rights in trust for the benefit of the Corporation;

(iii)	at the request, expense and direction of the Purchaser and in the name of ADS or otherwise as the Purchaser may specify, take all action and do or cause to be done all things that are, in the opinion of the Purchaser, necessary or proper in order that the obligations of ADS may be performed in such a manner that the value of the Non-Assigned Rights are preserved and enure to the benefit of the Corporation, and that the collection of moneys due and payable to the Corporation in and under the Non-Assigned Rights are received by the Corporation; and

(iv)	promptly pay over to the Corporation all moneys collected by or paid to ADS in respect of every Non-Assigned Right; and

(b)	all cash, cheques and other payments collected or received by ADS at or after the Pre-Closing Reorganization Effective Time from (i) any accounts receivable forming part of the assets transferred to the Corporation pursuant to the terms of the Drop-Down Agreement, or (ii) any accounts receivable relating to the Business conducted by the Corporation after the Pre-Closing Reorganization Effective Time, will belong to, and if received by ADS, will be received in trust for the benefit and the account of, the Corporation, and ADS shall, and the other ADS Parties shall cause ADS to, on a weekly basis, transfer and remit to the Corporation all such amounts received by or paid to ADS on or after the Pre-Closing Reorganization Effective Time.

7.3	Covenants regarding Tax Matters

(a)	From and after the Closing Date, Purchaser shall, at the cost and expense of the Vendors, cause the Acquired Companies to duly and timely make, prepare and file all Tax Returns required to be so made, prepared and filed by the Acquired Companies (i) for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date, and (ii) for periods beginning before and ending after the Closing Date.

(b)	Agent and Purchaser shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of the Acquired Companies for a period ending on, before or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Tax Laws.

(c)	Income Tax Returns required to be prepared by the Acquired Companies for periods ending on or before the Closing Date and for periods beginning before and ending after the Closing Date shall be submitted in draft form to Agent at least 30 days before the date on which such Tax Returns are required by Law to be filed with the relevant Governmental Entity. Agent shall, acting reasonably, have the right to ask Purchaser for reasonable changes to be made to any such Tax Return by communicating such changes in writing to Purchaser at least 15 days before the date on which such Tax Return is required by Law to be filed with the relevant Governmental Entity. Purchaser shall make, or cause to be made, such changes required by Agent for Tax Returns for periods ending on or before the Closing Date and file only such Tax Returns on or before the date on which it is required by Law to be filed with the relevant Governmental Entity. With respect to Tax Returns for periods beginning before and ending after the Closing Date, Purchaser and Agent shall use commercially reasonable efforts to resolve any objection by Purchaser to Agent's changes. If such objections are not resolved, Purchaser shall cause the Acquired Companies to file such Tax Returns in dispute in the form and content determined by Purchaser.

(d)	None of Purchaser or any Acquired Company shall file any amended Tax Return relating to an Acquired Company (or otherwise change such Tax Returns) or make an election with respect to taxable periods or portions thereof ending on or before the Closing Date without the prior consent of Agent, unless required to do so by Law. If any Acquired Company is required by Law to file an amended Tax Return with respect to taxable periods or portions thereof ending on or before the Closing Date, Agent will have control over the filing of such amended return. Notwithstanding the foregoing, the Parties agree that Purchaser, in its sole discretion, may cause the Acquired Companies to make an election pursuant to subsection 256(9) of the Tax Act in respect of their taxation years ending on their acquisition of control by Purchaser.

(e)	If a refund of Taxes (to the extent not otherwise included as an asset or as a reduction of a liability in the Closing Date Statement) (the "Refund") is received by or credited to the account of any Subsidiary in respect of any period ending on or before the Closing Date, Purchaser shall cause such recipient to pay the amount of the Refund to Agent, after deduction of an amount equal to the amount of Taxes, if any, to which the recipient, or any of Purchaser or the Acquired Companies, would be subject as a result of the receipt or crediting of such Refund and such payment shall constitute an increase to the Purchase Price.

(f)	ADS will comply and fulfill, in all respects, its obligations described in Sections 3.2 and 6.8 of the Drop-Down Agreement.

7.4	Non-Competition, Non-Solicitation and Non-Hire Covenants

(a)	Non-Competition. Each Material Shareholder covenants and agrees that, during the period commencing on the date hereof and continuing for a period of five years from the Closing Date (the "Restricted Period") it will not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Person carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in all or any part of the Territory which is substantially the same as or is in competition with the Business; provided that, such Material Shareholder will not be in default under this Section 7.4(a) by virtue of directly or indirectly holding not more than two percent in the aggregate, including securities held by any Persons acting jointly or in concert with such Material Shareholder, of the issued and outstanding securities of a Person, the securities of which are listed on a recognized stock exchange or an organized securities market and with which Person such Material Shareholder has no connection whatsoever other than its interest therein, provided that it holds such interest as a passive investor.

(b)	Non-Solicitation of Customers. Each Material Shareholder covenants and agrees that, during the Restricted Period, it will not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Person:

(i)	canvass or solicit the business of, or procure or assist the canvassing or soliciting of the business of, any Customer or Prospective Customer of the Business for any purpose that is in competition with the Business;

(ii)	accept, or procure or assist the acceptance of, any business from any Customer or Prospective Customer of the Business for any purpose that is in competition with the Business; or

(iii)	supply, or procure or assist the supply of, any goods or services to any Customer or Prospective Customer of the Business for any purpose that is in competition with the Business.

(c)	Non-Solicitation of Suppliers. Each Material Shareholder covenants and agrees that, during the Restricted Period, it will not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Person:

(i)	canvass or solicit the business of, or procure or assist the canvassing or soliciting of the business of, any Supplier or Prospective Supplier of the Business for any purpose that is in competition with the Business;

(ii)	accept, or procure or assist the acceptance of, any business from any Supplier or Prospective Supplier of the Business for any purpose that is in competition with the Business; or

(iii)	supply, or procure or assist the supply of, any goods or services to any Supplier or Prospective Supplier of the Business for any purpose that is in competition with the Business.

(d)	Non-Solicitation of Employees. Each Material Shareholder covenants and agrees that, during the Restricted Period, it will not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Person:

(i)	employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment of the Acquired Companies any individual who is employed by an Acquired Company whether or not such individual would commit any breach of his contract or terms of employment by leaving the employ of such Acquired Company;

(ii)	employ, offer employment to or solicit the employment or engagement of any individual who was employed by any of the Companies within six months prior to such employment, offer of employment, solicitation or engagement; or

(iii)	procure or assist any Person to employ, offer employment or solicit the employment or engagement of or otherwise entice away from the employment of the Acquired Companies any such individual.

(e)	Non-Interference. No Material Shareholder shall, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise, interfere or attempt to interfere with the Business or persuade or attempt to persuade any customer, prospective customer, employee or supplier of the Acquired Companies to discontinue or alter such Person's relationship with the Acquired Companies.

(f)	Reasonableness. Each Material Shareholder expressly acknowledges that this Section 7.4 is reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defence any issue of reasonableness in any proceeding to enforce any provision of this Section 7.4, the intention of the Parties being to provide for the legitimate and reasonable protection of the interests of the Acquired Companies by providing, without limitation, for the broadest scope, the longest duration and the widest territory allowable by law.

(g)	Equitable Remedies. In the event of a violation, contravention, breach or threatened breach of this Section 7.4 by a Material Shareholder, the Purchaser and the Acquired Companies are entitled to both temporary and permanent injunctive relief. The right of the Purchaser and the Acquired Companies to injunctive relief is in addition to any and all other remedies available to them and will not prevent any of them from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to them including the recovery of monetary damages.

(h)	The covenants in this Section 7.4 are given by each Material Shareholder with respect to itself only, and each Material Shareholder is solely liable for such covenants as they pertain to himself or itself, but not as they pertain to the other Material Shareholders, provided however that: (i) the Drouin Shareholders are solidarily liable amongst themselves; (ii) 9038-4033 Québec Inc. and Guy Bérubé are solidarily liable amongst themselves; and (iii) Gestion 13629 Inc., Fernand Bernard, Gestion 24753 Inc., Gestion Christian Bernard Inc. and Christian Bernard are solidarily liable amongst themselves.

7.5	Public Disclosure

No ADS Party, nor any of their respective representatives will make any public disclosure at any time concerning the matters set forth in this Agreement or the transactions contemplated hereby without the prior written consent of Purchaser, except if required by Law or rules of applicable stock exchanges, in which case they will use commercially reasonable efforts to give Purchaser an opportunity to review and comment on any such disclosure in advance of public release. If and when Purchaser desires to make such public disclosure and if reasonably practicable in the circumstances, Purchaser will give Agent an opportunity to review and comment on any such disclosure in advance of public release, and Purchaser will accommodate the reasonable requests of Agent with respect to the content thereof if communicated to Purchaser by the deadline set by Purchaser.

7.6	Confidentiality

ADS Parties will, and will cause their Affiliates to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, or by the reasonable request of a tax authority or competition authority, having used all reasonable endeavors to mitigate such requirement and having given notice, so far as lawful, in writing prior to making any such disclosure to Purchaser: (i) all confidential documents and information concerning Purchaser or the Acquired Companies in connection with the Transaction, and (ii) all confidential documents and information concerning the Business and/or the Acquired Companies (the "Acquired Companies Information"), in each case except to the extent that such information can be shown to have been (A) previously known on a non-confidential basis by ADS Parties (except with respect to Acquired Companies Information), (B) in the public domain through no fault of ADS Parties or (C) later lawfully acquired by ADS Parties from sources other than ADS Parties, their Affiliates, the Acquired Companies or Purchaser. The obligation of ADS Parties to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

7.7	Covenants with respect to Texel USA, Inc.

Within thirty days following the Closing Date, ADS shall, and the other ADS Parties shall cause ADS to: (i) cause the name of Texel USA, Inc. to be changed to a name that does not include "Texel" or any similar words and shall withdraw all "doing–business–as" names which include "Texel" and (ii) cease, and cause its Affiliates to cease, any and all further use of the "Texel" name and trademark.

7.8	Inventory Count

Purchaser and Agent will, through their respective representatives and auditors, perform a physical count of the inventory of the Companies on such date(s) (beginning prior to and ending after Closing) as may be agreed to by Purchaser and Agent, in accordance with past practices of the Companies.

7.9	Software Assessment Management

Within thirty days following the Closing Date, Purchaser shall, at its own cost and expense, conduct a software assessment management scan of the Software licensed from Microsoft used in the Business in order to confirm that all such Microsoft Software is adequately and properly licensed. In the event that such scan reveals any non-compliance with respect to the licensing of such Software, ADS Parties shall be responsible for, and shall promptly indemnify and reimburse the Acquired Companies for, any licensing fees and penalties paid for or incurred by the Acquired Companies, acting reasonably (and taking into account the past Ordinary Course usage of the relevant Software by users at the Acquired Companies, to the extent compliant with the terms of the applicable licenses), in order to render them compliant.

7.10	Covenants regarding Environmental Matters

(a)	The ADS Parties shall be fully responsible for the remediation, on the conditions and subject to the obligations set forth below (and including all costs and liabilities associated therewith) of all soil, sediment, groundwater and/or surface water contamination identified in the Supplemental Phase II/III Investigation report prepared by Amec Foster Wheeler with respect to the Subject Property situated in the City of Sherbrooke, Québec (the "Sherbrooke Subject Property"), as same will be further delineated by additional soil and groundwater sampling to be performed after the Closing Date, as well as any contamination on, at, in, or under neighboring properties (including Bélanger Street and residential and other properties on the other side of Bélanger Street) resulting from said contamination (the "Sherbrooke Contamination"). The scope of such additional sampling shall ultimately be determined by Purchaser, in consultation with Agent, each acting reasonably, and be in accordance with the recommendation of the Environmental Expert (as hereafter defined), and will include additional boring inside the main building to delineate on-site soil and groundwater contamination and along the eastern property limit to confirm and delineate any off-site migration.

(b)	Such remediation shall be conducted (i) under Purchaser's supervision and control (and in consultation with Agent), (ii) by an expert accredited by the Minister of Sustainable Development, Environment and Fight Against Climate Change (the "Minister") in accordance with Section 31.65 of the Environment Quality Act (the "EQA") and jointly selected by Agent and Purchaser, each acting reasonably and recognizing the firm Stantec Inc. as the parties’ preferred expert (the "Environmental Expert"), (iii) in accordance with Environmental Laws (including the Minister's Politique de protection des sols et de réhabilitation des terrains contaminés (the "Policy")), (iv) through such remediation methods as Purchaser and the Environmental Expert (in consultation with Agent) may deem appropriate in order to achieve compliance with applicable limits pursuant to Environmental Laws, including at a minimum the removal and off-site disposal of all soils exceeding Criteria C of the Policy (or Criteria B in the case of off-site migration to a neighboring residential property) and any other requirements of the Minister, including any requirements of the Minister with respect to groundwater (the "Remediation Plan"), (v) in a manner which will cause the least disruption to Corporation’s operations and (vi) in a reasonably cost-effective manner, having regard to quality and efficiency considerations (collectively, the "Remediation Works").

(c)	As part of Purchaser’s obligations to consult with Agent provided under this Section 7.10, Purchaser shall (i) provide Agent with the opportunity to review and provide reasonable comments on the Remediation Plan (including for greater certainty the Remediation Works described thereunder), the Remediation Estimate and the Environmental Expert's work plan for the Asbestos Works, (ii) keep the Agent informed of the progress of the Remediation Works and Asbestos Works (defined hereafter), (iii) allow the Agent and his own environmental consulting firm (the "Agent’s Expert") to be invited to any meeting to be held with the Environmental Expert and to be present, at Agent's own cost, on site during the carrying out of the Remediation Works and the Asbestos Works, and (iv) share with Agent upon receipt all reports, expertises and analyses prepared by the Environmental Expert and all material correspondence and documents exchanged with the Minister.

(d)	Purchaser shall, either directly or through the Environmental Expert, submit the Remediation Plan to the Minister for comments and approval of the Remediation Plan for the Remediation Works.

(e)	For greater certainty, the development of the Remediation Plan for the Remediation Works, any notice required pursuant to the EQA in relation with the Sherbrooke Contamination, any additional investigation or monitoring required under the Remediation Plan or otherwise required by the Minister prior to, after or as part of the Remediation Works, all works to obtain the Minister's approval of the Remediation Plan and Remediation Report (as defined hereafter), and all works associated with the restoration of any portion of the Sherbrooke Subject Property, and any neighboring properties, as applicable, impacted by the Remediation Works to substantially the same condition in which they were respectively found as of the date that Purchaser commenced the Remediation Works, shall form part of the Remediation Works, and all costs and liabilities associated therewith shall be borne by the ADS Parties.

(f)	Following the issuance of the final Remediation Plan and its approval by the Minister, the Environmental Expert shall provide to Purchaser and Agent an estimate of costs for the completion of all Remediation Works (the "Remediation Estimate"). Subject to Purchaser’s and Agent’s approval, each acting reasonably, of the Remediation Estimate, the Environmental Expert will be engaged by the Purchaser to complete, under Purchaser's supervision and control, in consultation with Agent, the Remediation Works.

(g)	Promptly, following completion of the Remediation Works, the Environmental Expert will provide to Purchaser its final remediation report, with a copy to Agent, evidencing the completion of all Remediation Works in accordance with the Remediation Plan and duly certified in accordance with Section 31.48 of the EQA (the "Remediation Report"). Purchaser will either directly or through the Environmental Expert, submit the Remediation Report to the Minister for comments and approval.

(h)	The ADS Parties shall be fully responsible for (i) the performance and issuance of an asbestos inspection report with respect to buildings situated on the Sherbrooke Subject Property, in accordance with the Regulation respecting occupational health and safety, and (ii) the implementation of any corrective measures or other applicable obligations required pursuant to the Regulation respecting occupational health and safety in relation with asbestos containing materials identified in said asbestos inspection report (collectively, the "Asbestos Works"). All Asbestos Works shall be conducted under Purchaser's supervision and control (in consultation with Agent), by the Environmental Expert, in accordance with applicable Laws and in a manner which will cause the least disruption to Corporation’s operations and in a reasonably cost-effective manner, having regard to quality and efficiency considerations. Following completion of the Asbestos Works, the Environmental Expert shall provide to Purchaser its final report(s) evidencing the Asbestos Works (the "Asbestos Report(s)"). Purchaser will provide to Agent a copy of the Asbestos Report(s) upon receipt of same from the Environmental Expert.

(i)	Reimbursement of costs.

(i)	All costs and liabilities associated with the Sherbrooke Contamination, the Remediation Works and the Asbestos Works, including the costs of preparation and approval of the Remediation Plan and other reports in relation therewith, (the "Remediation Costs") shall be secured by the Environmental Escrow Amount.

(ii)	As Remediation Works and Asbestos Works progress, the Environmental Expert will issue to Purchaser and Agent all invoices and other supporting documents (e.g., third-party expenses, Ministry fees, etc.) evidencing the cost of Remediation Works and the Asbestos Works (the "Evidence of Remediation Costs"). Within ten (10) Business Days of each delivery by Environmental Expert to Agent of Evidence of Remediation Costs, Agent may, acting reasonably, dispute all or part of the amount of the Remediation Costs under such Evidence of Remediation Costs, by providing a detailed written notice to Purchaser with the amount of disputed Remediation Costs and the reasoned motives for such dispute (a "Notice of Dispute of Remediation Costs"). In case of a Notice of Dispute of Remediation Costs, the provisions of paragraph 7.10(i)(v) below shall apply to the Remediation Costs subject to a dispute. In the absence of a Notice of Dispute of Remediation Costs, or for any part of the Remediation Costs under the Evidence of Remediation Costs which is not disputed, Purchaser shall give written instructions to the Escrow Agent instructing the Escrow Agent to release to Purchaser, from the Environmental Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by Purchaser, an amount equal to the Remediation Costs shown in said Evidence of Remediation Costs or, as applicable, any part thereof which is not the subject of a Notice of Dispute of Remediation Costs (provided that, if the amount of the Remediation Costs is greater than the then balance of the Environmental Escrow Amount, Purchaser shall claim the discrepancy from the Indemnity Escrow Amount).

(iii)	Within ten (10) Business Days of delivery by the Environmental Expert to Purchaser of the Remediation Estimate, Purchaser and Agent shall give joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Agent, from the Environmental Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by Agent, an amount equal to the then balance of the Environmental Escrow Amount less 150% of (i) the Remediation Estimate and (ii) the estimated remaining balance of costs for the completion of all Asbestos Works, if any.

(iv)	Within ten (10) Business Days after the latest of the Purchaser's receipt of (i) the Environmental Expert's final Asbestos Report(s), (ii) the Environmental Expert's final Remediation Report, and (iii) the Minister's approval of the Remediation Report or similar written confirmation from the Minister that it is satisfied with the Remediation Report and that no further works or information are required in respect of the Sherbrooke Contamination, Purchaser and Agent shall give joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Agent, by wire transfer of immediately available funds to an account designated in writing by Agent, any remaining balance of the Environmental Escrow Amount, net of any amount of Remediation Costs subject to a Notice of Dispute of Remediation Costs, which amount the Escrow Agent shall retain in its possession until such dispute is settled either by mutual written agreement of Agent and Purchaser or by the final determination by the Third Party Expert in accordance with Section 7.10(i)(v) below.

(v)	In the event of a Notice of Dispute of Remediation Costs or of a disagreement on the Remediation Plan, the Remediation Estimate or the Asbestos Works, Agent and Purchaser shall first use their commercially reasonable efforts to settle such dispute. To this end, Agent and Purchaser shall consult and negotiate with each other in good faith to reach a solution satisfactory to all parties. If, for any reason, the parties have not settled the dispute by negotiation within thirty (30) days of Purchaser's receipt of the Notice of Dispute of Remediation Costs or of a written notice of a disagreement on the Remediation Plan, the Remediation Estimate or the Asbestos Works, then such dispute shall be referred, for binding determination, to an independent third party expert, accredited by the Minister in accordance with Section 31.65 of the EQA and jointly selected by Agent and Purchaser, each acting reasonably (the "Third Party Expert"). The Third Party Expert shall provide his determination with respect to the matters under dispute within thirty (30) days after his appointment, in a private and confidential report to both parties, following which, in the case of a Notice of Dispute of Remediation Costs, Purchaser shall give written instructions to the Escrow Agent instructing the Escrow Agent to release to Purchaser, from the Environmental Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by Purchaser, an amount equal to the Remediation Costs as determined by the Third Party Expert. The costs and expenses of the Third Party Expert shall be shared equally by Agent and Purchaser.

(vi)	Any release of the Environmental Escrow Amount to Purchaser pursuant to this Section 7.10 will constitute a dollar-for-dollar decrease of the Purchase Price. For greater certainty, any such decrease of the Purchase Price will be allocated to the Sherbrooke Subject Property.

7.11	Texel Géosol Inc.

After Closing, Purchaser and Agent shall negotiate with the holders of equity in Texel Géosol Inc. in order to acquire the 13% equity ownership rights in Texel Géosol Inc. not owned as of the Closing Time by the Corporation. In connection with such negotiation, Purchaser shall offer to the holders of such equity ownership rights an incentive plan, in lieu of their equity rights, on such reasonable terms as may be determined by Purchaser, acting in good faith.

7.12	Reimbursement of letters of credit

The Purchaser shall reimburse ADS for the amount of the letters of credit listed in Schedule 7.12 of the Vendors’ Disclosure Letter issued by National Bank of Canada in payment, on behalf of ADS, of raw material ordered by ADS upon delivery to the Corporation of such raw material.

Article 8
MISCELLANEOUS

8.1	Interpretation

(a)	Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(b)	The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement. The recitals to this Agreement are an integral part of this Agreement.

(c)	All references in this Agreement to "dollars" or to "$" are expressed in Canadian currency unless otherwise specifically indicated.

(d)	In this Agreement (i) the words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation"; and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". The expression "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Agreement.

(e)	All accounting terms used in this Agreement are to be interpreted in accordance with GAAP unless otherwise specified.

(f)	The Vendors' Disclosure Letter and any Schedule or Exhibit attached to this Agreement are integral parts of this Agreement. Any actual and specific information disclosed for any purpose in any schedule of the Vendors' Disclosure Letter shall be deemed disclosed with respect to any other schedule of Vendors' Disclosure Letter where its relevance is clearly apparent on the face of the information disclosed. The inclusion of any information or matter reference or disclosed in the Vendors' Disclosure Letter shall not be deemed to constitute an admission by the Vendors or otherwise imply that such item or matter is otherwise material for the purpose of this Agreement or the Vendors' Disclosure Letter.

(g)	Any reference in this Agreement to a Person includes its heirs, administrators, liquidators, executors, successors and permitted assigns.

(h)	Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced, in each case, to the extent it is in force at the relevant time.

(i)	Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment must be made or such action must be taken on or not later than the next succeeding Business Day.

(j)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted.

(k)	Each Party acknowledges that such Party has been represented by counsel or has had the opportunity to be represented by counsel in connection with the negotiation and execution of this Agreement and related matters, and that the terms of this Agreement and related matters have been negotiated by it. Any rule of law (including Article 1432 of the Civil Code of Québec) or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that stipulated the obligation has no application and any such right is expressly waived by the Parties.

(l)	Any representation and warranty given by a Party in this Agreement will not be deemed to be limited or qualified solely because a similar or more general representation and warranty given by such Party in this Agreement is limited or qualified.

8.2	Employee Information

The Parties agree that (a) the employee information disclosed to Purchaser pursuant to Schedule 3.3.35 of the Vendors' Disclosure Letter was necessary for Purchaser's determination to enter into this Agreement and proceed with the transactions contemplated hereby and for the Parties to proceed with the Closing, and (b) such information relates solely to the carrying on of the Business and will only be used for those purposes for which it was initially collected from or in respect of such employees.

8.3	Notices

All notices and other communications given pursuant to this Agreement (each a "Notice") must be in writing (regardless of the fact that a specific provision of this Agreement specifies or fails to specify that a particular notice must be in writing) and will be deemed given only if (i) delivered personally, or by same-day courier; (ii) sent by facsimile; (iii) sent by electronic mail ("email") transmission, so long as receipt of such email is requested and received; (iv) sent by an internationally-recognized overnight courier; or (v) mailed by registered mail to the Parties at the addresses set forth below or to such other address as the Party to whom Notice is to be given may have furnished to the other Parties in writing in accordance with this Section 8.3. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be deemed not to be changed.

(a)	If to Purchaser, c/o:

Lydall, Inc.
One Colonial Road
P.O. Box 151
Manchester, CT 06045-0151

Attention:	Chad McDaniel, Senior Vice President & General Counsel
Facsimile:	(860) 646-8847
Email:	cmcdaniel@lydall.com

with a copy to Stikeman Elliott LLP at:

1155 René-Lévesque Blvd. West
40th Floor
Montreal, Québec
Canada, H3B 3V2

Attention:	John Leopold and Gayle Noble
Facsimile:	(514) 397-3222

(b)	If to any ADS Party, c/o Agent, at:

Groupe ADS Inc.
286, Chemin des Cerfs
Adstock (Québec)
Canada, G0N 1S0

Attention:	Guy Drouin
Facsimile:	___________________

with a copy to Stein Monast LLP, at:

70 Rue Dalhousie
Suite 300
Québec City, Québec
Canada G1K 4B2

Attention:	Michel Demers and Vincent Girard
Facsimile:	(418) 523-5391

A Notice will be deemed to have been delivered and received (i) in the case of personal delivery or same-day courier, on the date of such delivery, except that if the same-day courier delivery is made at or after 4:00 p.m. (local time in place of receipt), then the Notice will be deemed to have been delivered and received on the next Business Day; (ii) in the case of facsimile transmission, on the date sent provided confirmation of transmission is received, except that if the facsimile is received at or after 4:00 p.m. (local time in place of receipt), then the Notice will be deemed to have been delivered and received on the next Business Day; (iii) in the case of email, on the date sent provided confirmation of receipt is received; (iv) in the case of a Canadian or internationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent; and (v) in the case of mailing, on the third Business Day following that on which the envelope containing such communication is posted. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send or deliver a copy of a Notice to legal counsel does not invalidate any Notice given under this Section 8.3.

8.4	Time of the Essence

The mere lapse of time in the performance of the terms of this Agreement by any Party will have the effect of putting such Party in default in accordance with Articles 1594 to 1600 of the Civil Code of Québec.

8.5	Third Party Beneficiaries

Except as otherwise provided in Section 6.1(a), the Parties intend that this Agreement will not benefit or create any right, stipulation for the benefit of, delegation open for acceptance by, or cause of action in favour of, any Person, other than the Parties and their respective successors and permitted assigns. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum except for the Purchaser's Indemnified Persons who may rely on the provisions of this Agreement solely for the purposes of Section 6.1(a).

8.6	Expenses

Except as otherwise expressly provided in this Agreement, Purchaser will pay for its own fees and expenses and ADS Parties shall pay for their own fees and expenses which are, in each case, incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the transactions and the agreements contemplated by them, including the fees and expenses of legal counsel, investment advisers and accountants.

8.7	Appointment of Agent

(a)	In order to administer efficiently the determination of certain matters under this Agreement, each ADS Party grants to ADS represented by Mr. Guy Drouin (the "Agent"), its respective irrevocable mandate to act as each such ADS Party's mandatary with respect to all matters under this Agreement. The ADS Parties representing a majority of the shares of ADS as of the date hereof may, at any time, replace the Agent and its representative by giving to the Purchaser and to the Escrow Agent, a written notice of such change indicating the name and address of the new Agent and its representative.

(b)	Without limiting the generality of the foregoing, Agent has full power and authority to make all decisions and take all actions relating to ADS Parties' respective rights, obligations and remedies under this Agreement including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification on behalf of ADS Parties and to defend against indemnification claims of Purchaser. All decisions and actions taken by Agent are binding upon all ADS Parties, and no ADS Party has the right to object, dissent, protest or otherwise contest the same.

(c)	Purchaser is entitled to deal only with Agent in respect of all matters arising under this Agreement including to receive and make payments, to receive and send notices, to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification against ADS Parties or any one of them and to defend against indemnification claims of ADS Parties.

(d)	All references in this Agreement to decisions and actions to be taken by ADS Parties or any one of them, as the case may be, are deemed taken by ADS Parties or any one of them, as the case may be, if such decisions or actions are taken by Agent. All references in this Agreement to decisions and actions to be taken by Purchaser and directed to ADS Parties or any one of them, as the case may be, are deemed directed to ADS Parties or any one of them, as the case may be, if such decisions or actions are directed by Purchaser to Agent.

(e)	In no event will Purchaser be held responsible or liable for the application or allocation of any monies paid to Agent by Purchaser, and Purchaser will be entitled to rely upon any notice provided to Purchaser by Agent or action taken by Agent acting within the scope of his authority set out herein.

(f)	Notwithstanding the foregoing, no payment, notice, receipt or delivery of documents, exercise, enforcement or waiver of rights or conditions, indemnification claim or indemnification defence will be ineffective by reason only of it having been made or given to or by an ADS Party directly if each of Purchaser and such ADS Party consent by virtue of not objecting to such dealings without the intermediary of Agent.

8.8	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed each Party.

8.9	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) or be deemed to be a waiver with respect to any other future instance involving the same provisions. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any further exercise of that right or the exercise of any other right it may have.

8.10	Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive Closing and will continue in full force and effect, subject to the provisions of Section 6.3.

8.11	Entire Agreement

(a)	This Agreement constitutes the entire agreement between the Parties with respect to the Transaction and supersedes all prior agreements, understandings, negotiations, correspondence and discussions, whether oral or written, of the Parties including the provisions of the letter of intent dated February 9, 2016 executed by Lydall, Inc. and ADS. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, conventional, legal or otherwise, among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the Transaction and the Pre-Closing Reorganization.

(b)	Without limiting the generality of Section 8.11(a), and notwithstanding any provision to the contrary in the Drop-Down Agreement, the Parties hereby acknowledge and agree that neither ADS nor the Corporation shall have any liability to the other pursuant to the terms of the Drop-Down Agreement, the intention of the Parties being that the indemnification and liability provisions of this Agreement shall supersede in all respects the provisions of the Drop-Down Agreement.

8.12	Successors and Assigns

(a)	This Agreement is binding upon and enures to the benefit of the Parties and their respective successors, heirs, liquidators, executors, administrators and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned, transferred or delegated by any ADS Party without the prior written consent of Purchaser, which consent can be withheld in Purchaser's sole discretion. Any purported assignment, transfer or delegation without such written consent will be null and void and of no effect.

(c)	Purchaser may, upon giving prior written notice to Agent, assign, transfer or delegate, as applicable, this Agreement or any of its rights and obligations under this Agreement, in whole or in part, to any of its Affiliates without the prior written consent of ADS Parties, provided that (i) Purchaser will not, by reason of any such assignment, transfer or delegation, be released from its obligations under this Agreement and (ii) the Affiliate delivers to Agent, as a condition to such assignment, a signed document confirming that it is bound by all Purchaser’s obligations pursuant to this Agreement and that it shall comply therewith.

(d)	Purchaser may, upon giving prior notice to Agent, assign its rights and obligations under this Agreement, in whole or in part, without consent, to (i) any Person that acquires all or substantially all of the assets of Purchaser (the "Assignee"), and (ii) a lender or lenders as continuing collateral security for obligations owed to it or them. The assignment shall be conditional on the execution and delivery by the Assignee to the Agent of a signed document confirming that it is bound by all Purchaser’s obligations under this Agreement and that it shall comply therewith.

8.13	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, in whole or in part, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision or part thereof will be severed from this Agreement and the remaining part of such provision and all other provisions will continue in full force and effect.

8.14	Governing Law

(a)	This Agreement is governed by, and must be interpreted and enforced in accordance with the Laws of the province of Québec and the federal Laws of Canada applicable therein.

(b)	The Parties agree that the courts of the District of Québec, Province of Québec , Canada, will have jurisdiction for the adjudication of any and all disputes or controversies arising out of or relating directly or indirectly to this Agreement (other than a dispute relating to the adjustment of the Purchase Price which will be resolved in accordance with Section 2.4.4) and waive any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

(c)	Each Party waives any right it may have to require any other Party to post security for costs in any future proceedings between them in connection with this Agreement or any other agreement entered into in connection with this Agreement.

8.15	Counterparts; Effectiveness

This Agreement may be executed and delivered in any number of counterparts (including by facsimile, email or other electronic means), each of which is deemed to be an original, and such counterparts together constitute one and the same agreement. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed by the other Parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

8.16	English Language

The Parties have agreed that this Agreement as well as any Notice, document or instrument relating to it be drawn up in English only but without prejudice to any such Notice, document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux présentes ont convenu que la présente convention ainsi que tous autres avis, actes ou documents s'y rattachant soient rédigés en anglais seulement mais sans préjudice à tous tels avis, actes ou documents qui pourraient à l'occasion être rédigés en français seulement ou à la fois en anglais et en français.

[Signature page(s) follow(s)]

The Parties have signed this Share Purchase Agreement as of the date first written above.

LYDALL CANADA ACQUISITION CORP.
By:	/S/ Chad A. McDaniel
Name: Chad A. McDaniel Title: SVP, General Counsel & CAO

GROUPE ADS INC.
By:	/S/ Guy Drouin
Name: Guy Drouin Title: President

9038-4033 QUÉBEC INC.		GESTION PAUL DROUIN LTÉE
Par:	/S/ Guy Bérubé	Par:	/S/ Paul Drouin
	Guy Bérubé		Paul Drouin

ADMINISTRATION RENÉ DROUIN LTÉE		172614 CANADA INC.
Par:	/S/ René Drouin	Par:	/S/ Guy Drouin
	René Drouin		Guy Drouin

GESTION 24753 INC.		GESTION CHRISTIAN BERNARD INC.
Par:	/S/ Christian Bernard	Par:	/S/ Christian Bernard
	Christian Bernard		Christian Bernard

/S/ Guy Drouin		/S/ Paul Drouin
GUY DROUIN		PAUL DROUIN

[Signature page to the Share Purchase Agreement]

	/S/ Rene Drouin	/S/ Guy Berube
	RENÉ DROUIN	GUY BÉRUBÉ

GESTION 13629 INC.
Par :	/S/ Jocelyn Bernard
Jocelyn Bernard

	/S/ Danny Berube	/S/ Richard Faucher
	DANNY BÉRUBÉ	RICHARD FAUCHER

	/S/ Christine Hainse	/S/ Marc Levesque
	CHRISTINE HAINSE	MARC LÉVESQUE

	/S/ Andre Parent	/S/ Helene Laroche
	ANDRÉ PARENT	HÉLÈNE LAROCHE

	/S/ Valerie Martin	/S/ Andre Rheaume
	VALÉRIE MARTIN	ANDRÉ RHÉAUME

[Signature page to the Share Purchase Agreement]

appendix a

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

(a)	"Accounts Receivable" means all accounts receivables, notes receivables and other debts due or accruing due to any Acquired Company.

(b)	"Acquired Companies" means the Corporation and the Subsidiaries, and "Acquired Company" means any one of them.

(c)	"Adjusted Non-Cash Working Capital Deficiency" means the excess, if any, of Estimated Non-Cash Working Capital over Non-Cash Working Capital as set out in the Closing Date Statement.

(d)	"Adjusted Non-Cash Working Capital Surplus" means the excess, if any, of Non-Cash Working Capital as set out in the Closing Date Statement over Estimated Non-Cash Working Capital.

(e)	"ADS" has the meaning set forth in the Recitals.

(f)	"ADS Parties" means all of the direct and indirect shareholders of the Corporation on the date hereof immediately following the implementation of the Pre-Closing Reorganization, as set out in Exhibit B, including the Drouin Shareholders.

(g)	"Affiliate" means, in relation to a Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

(h)	"Afitex ROFR" means the right of first refusal in favour of Afitex Géosynthétiques Inc. over the shares of Afitex Texel Géosynthétiques Inc. held by the Corporation, as set out in the shareholder agreement in respect of Afitex Texel Géosynthétiques Inc. dated October 2, 2007.

(i)	"Agent" has the meaning set forth in Section 8.7.

(j)	"Agent’s Expert" has the meaning set forth in Section 7.10(c).

(k)	"Agreement" means this Share Purchase Agreement as it may from time to time be amended, restated, replaced, supplemented or novated.

(l)	"Allocable Portion" means, in respect of an ADS Party, the percentage set forth beside such ADS Party's name in Exhibit B.

(m)	"Asbestos Report(s)" has the meaning set forth in Section 7.10(h).

(n)	"Asbestos Works" has the meaning set forth in Section 7.10(h).

(o)	"Assignment and Assumption Agreement" has the meaning set forth in Section 5.1(f).

(p)	"Authorization" means, with respect to any Person, any order, decree, permit, certificate, certificate of authorization, approval, registration, waiver, license, consent, agreement, directive, notice or similar authorization of any Governmental Entity having jurisdiction over the Person.

(q)	"Available Cash" means, as at the Closing Time, (i) the fair market value (expressed in Canadian dollars) of all cash and cash equivalents of any kind including bank account balances, marketable securities, short term investments plus uncleared cheques received by the Acquired Companies prior to the Closing Date (to the extent that there has been a reduction of Accounts Receivable used in determining Non-Cash Working Capital on account thereof) of the Acquired Companies on hand or on deposit as shown in the Acquired Companies' accounting records, which is immediately available for use by the Acquired Companies, less (ii) any escrowed cash or other restricted cash balances and less the amounts of any bank overdrafts and any unpaid cheques, drafts, and wire transfers issued on or prior to the Closing (to the extent that there has been a reduction in accounts payable used in determining Non-Cash Working Capital on account thereof), determined in accordance with GAAP consistently applied.

(r)	"Balance Sheet Date" means January 31, 2016.

(s)	"Books and Records" means all information relating to the Business and in possession of the Acquired Companies, including books of account, Tax records, sales and purchase records, customer and supplier lists relating to past, present and prospective customers and suppliers, Software, formulae, technical documents including specifications, business reports, plans and projections and all other documents, files, correspondence and Corporate Records, whether in written or electronic form.

(t)	"Bribery Act" means the Bribery Act 2010 (United Kingdom), 2010 Chapter 23.

(u)	"Business" means the business of manufacturing, developing, commercializing, distributing, selling, installing and/or marketing of non-woven and/or coated materials for the geosynthetics, industrial, filtration, medical-wipes, agriculture/horticulture, civil engineering, automotive, transportation and consumer segments, as carried on (i) by ADS and the Subsidiaries immediately prior to the Pre-Closing Reorganization, and (ii) by the Acquired Companies immediately following the Pre-Closing Reorganization.

(v)	"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in Montréal, Québec .

(w)	"Cash Deficiency" means the excess, if any, of Estimated Cash over Available Cash as set out on the Closing Date Statement.

(x)	"Cash Surplus" means the excess, if any, of Available Cash (as set out on the Closing Date Statement) over Estimated Cash.

(y)	"CFPOA" means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34.

(z)	"Closing" means the completion of the Transaction at the Closing Time.

(aa)	"Closing Cash Payment" means $125,000,000, (i) plus the Estimated Cash, (ii) less the Estimated Indebtedness, (iii) less the Estimated Non-Cash Working Capital Deficiency or plus the Estimated Non-Cash Working Capital Surplus, as applicable, and (iv) less the Escrow Amounts.

(bb)	"Closing Date" means the date hereof.

(cc)	Closing Date Statement" has the meaning set forth in Section 2.4.5.

(dd)	"Closing Time" means 11:59 p.m. on the Closing Date.

(ee)	"Companies" means ADS and the Acquired Companies, and "Company" means any one of them.

(ff)	"Consent" means, with respect to any Person, the unconditional consent of a contracting party to, or as a result of, the Transaction and/or the Pre-Closing Reorganization if required by the terms of any Contract, between such contracting party and such Person.

(gg)	"Contract" means any agreement, contract, instrument, undertaking and commitment, whether written or oral, including any Leases.

(hh)	"Control" means (and any derivatives thereof, including "Controlled") (i) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors.

(ii)	"Corporate Records" means the corporate records of each Acquired Company including, (i) all Governing Documents; (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees); (iii) the share certificate book, securities register, register of transfers and register of directors; and (iv) the corporate seal.

(jj)	"Corporation" means Texel Technical Materials, Inc./Texel Matériaux Techniques Inc., a corporation incorporated under the Laws of British Columbia, and includes, for greater certainty, all predecessors of the Corporation, including by way of amalgamation and continuance.

(kk)	"Customer" means any Person having, at any time during the twenty-four month period preceding the Closing Date, purchased goods and/or services from any of the Companies in connection with the Business.

(ll)	"Damages" means any loss, liability, claim, damage, expense, fine, penalty or interest (whether or not involving a Third Party Claim) including costs, fees and expenses of legal counsel (including extra-judicial fees and costs, which the Parties agree are determinate, determinable and reasonable) and other advisors and experts.

(mm)	"Direct Claim" means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Party to make a claim for indemnification under this Agreement.

(nn)	"Draft Closing Date Statement" has the meaning set forth in Section 2.4.1.

(oo)	"Drop-Down Agreement" means the asset transfer agreement between ADS and the Corporation, effective as of the Pre-Closing Reorganization Effective Time, pursuant to which ADS transferred all of the assets and operations of the Business (other than the Excluded Assets, as defined therein) to the Corporation, an executed copy of which agreement is attached as part of Schedule 3.3.14 of the Vendors' Disclosure Schedule.

(pp)	"Drouin Allocable Portion" means the sum of the Allocable Portions of each Drouin Shareholder.

(qq)	"Drouin Shareholders" means the ADS Parties listed in Exhibit C.

(rr)	"Employee Plans" means all the employee benefit, fringe benefit, supplemental unemployment benefit, deferred compensation, bonus, incentive, profit sharing, notice, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices relating to current or former employees, consultants or other service providers, officers or directors of the Acquired Companies maintained, sponsored or funded by the Acquired Companies, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than benefit plans established pursuant to statute.

(ss)	"Employee Policies and Procedures" has the meaning set forth in Section 3.3.35(t).

(tt)	"Environment" means all components of the earth, including air (and all layers of the atmosphere), land (and all surface and subsurface soil, underground spaces and cavities, sediment and all land submerged under water) and water (and all surface and underground water), organic and inorganic matter and living organisms and any sewer system. For greater certainty, the interacting natural systems that include components referred to above are included in the definition of "Environment".

(uu)	"Environmental Escrow Amount" means $3,000,000, as adjusted pursuant to the terms of Section 7.10 and the Escrow Agreement.

(vv)	"Environmental Expert" has the meaning set forth in Section 7.10(b).

(ww)	"Environmental Laws" means all applicable Laws relating to public health and safety, pollution or the protection of the Environment, including civil responsibility for acts or omissions with respect to the Environment, and all Authorizations issued or required to be issued pursuant to such Laws.

(xx)	"Environmental Liabilities" means any Damages, obligations or other responsibilities arising from or under Environmental Laws and consisting of or relating to (i) any environmental conditions (including on-site or off-site contamination, and regulation of Hazardous Materials or any Hazardous Activity); (ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and responses, investigative, remedial, monitoring or inspection obligations arising under Environmental Laws; (iii) cleanup or corrective action, including any investigation, cleanup, removal, containment, monitoring or other remediation or response actions required by Environmental Laws; or (iv) any other compliance, corrective, investigative, notice or remedial or control measures required under Environmental Laws.

(yy)	"EQA" has the meaning set forth in Section 7.10(b).

(zz)	"Escrow Agent" means Computershare Trust Company of Canada, or such other Person as may be appointed in replacement thereof pursuant to the terms of the Escrow Agreement.

(aaa)	"Escrow Agreement" means the escrow agreement to be entered into concurrently herewith by and among Purchaser, Agent and Escrow Agent.

(bbb)	"Escrow Amounts" means the Indemnity Escrow Amount and the Environmental Escrow Amount.

(ccc)	"Estimated Cash" means the Vendors' good faith estimate of the amount of the Available Cash, as set out in the Estimated Statement.

(ddd)	"Estimated Indebtedness" means the Vendors' good faith estimate of the amount of the Indebtedness, as set out in the Estimated Statement.

(eee)	"Estimated Non-Cash Working Capital" means the Vendors' good faith estimate of the amount of Non-Cash Working Capital, as set out in the Estimated Statement.

(fff)	"Estimated Non-Cash Working Capital Deficiency" means the excess, if any, of Target Non-Cash Working Capital over Estimated Non-Cash Working Capital.

(ggg)	"Estimated Non-Cash Working Capital Surplus" means the excess, if any, of Estimated Non-Cash Working Capital over the Target Non-Cash Working Capital.

(hhh)	"Estimated Statement" means the written statement delivered by Agent to Purchaser no later than five Business Days prior to the Closing Date, in the form set forth in Exhibit A, setting forth: (i) the Estimated Non-Cash Working Capital and the Estimated Non-Cash Working Capital Surplus or the Estimated Non-Cash Working Capital Deficiency, as applicable; (ii) the Estimated Cash; (iii) the Estimated Indebtedness together with, in respect of the Payout Creditors, executed copies of their respective Payout Letters; and (iv) based on the foregoing and after deducting the Escrow Amounts, the Closing Cash Payment due to Vendors at Closing. For the avoidance of any doubt, the Parties agree that Estimated Non-Cash Working Capital shall be calculated in accordance with Exhibit A attached hereto, to the extent consistent with GAAP.

(iii)	"ETA" means the Excise Tax Act, R.S.C., 1985, c. E-15.

(jjj)	"Evidence of Remediation Costs" has the meaning set forth in Section 7.10(i)(ii).

(kkk)	"FACFOA" means the Freezing Assets of Corrupt Foreign Officials Act, S.C. 2011, c. 10.

(lll)	"FCPA" means the Foreign Corrupt Practices Act of 1977 (United States), 5 U.S.C. § 78dd-1, et seq.

(mmm)	"Financial Statements" means the audited consolidated financial statements for ADS and the Subsidiaries as at and for the years ended on January 26, 2014, January 25, 2015 and January 31, 2016, respectively, consisting in each case of a balance sheet and the accompanying statements of income, retained earnings, contributed surplus and cash flows for the period then ended and notes to the financial statements together with the report of the auditors thereon, a copy of which financial statements is attached as Schedule 3.3.29(a) of the Vendors' Disclosure Letter.

(nnn)	"GAAP" means accounting principles generally accepted in Canada as set out in the CICA Handbook – Accounting at the relevant time, applied on a consistent basis.

(ooo)	"Governing Documents" means, with respect to any Person, (i) if a corporation or company, the certificate and articles of incorporation (or equivalent, including letters patent and Memorandum and Articles of Association) and the by-laws; (ii) all shareholders' or equityholders' agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of such Person or relating to the rights, duties and obligations of the shareholders or equityholders of such Person; and (iii) any amendment or supplement to any of the foregoing.

(ppp)	"Governmental Entity" means (i) any governmental or public department, central bank, court, commission, board, bureau, agency, commissioner, minister, governor-in-council, cabinet, tribunal or instrumentality whether international, multinational, national, federal, provincial, state, municipal, local or other; (ii) any subdivision or authority of any of the above; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(qqq)	"Hazardous Activity" means any activity relating to the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release (which includes any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, disposal, burial, abandonment, seepage, migration or other releasing into the Environment, whether intentionally or unintentionally), storage, transfer, transportation, treatment or use of Hazardous Materials in, at, on, under, about or from any Subject Property or any part thereof, and any other act, business, operation or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to the Environment, Persons or property on or off any Subject Property, or that may affect the value of any Subject Property or the Corporation.

(rrr)	"Hazardous Materials" means any waste or other substance or material that is regulated, prohibited, listed, defined, designated or classified as, or otherwise determined to be, dangerous, hazardous, radioactive, explosive, ignitable, corrosive, reactive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Laws, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

(sss)	"Indebtedness" means, as at the Closing Time, the aggregate amount (including the current portions thereof) of (a) all principal of, and accreted value and accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses, termination fees, breakage or maintenance costs or similar payments and other monetary obligations (including that are payable due to the applicable underlying agreement being terminated as of the Closing) in respect of (i) any indebtedness of the Acquired Companies for borrowed money (including any related interest rate swap contracts) and (ii) any indebtedness of the Acquired Companies evidenced by any note, bond, debenture or other debt security or instrument, (b) all obligations of the Acquired Companies issued or assumed as the deferred purchase price of property or assets, all conditional sale or earn-out obligations of the Acquired Companies and all obligations of the Acquired Companies under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course (other than the current liability portion of indebtedness for borrowed money)), (c) all obligations of the Acquired Companies for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (d) any obligations of the Acquired Companies for overdrawn bank accounts, (e) any obligations of the Acquired Companies for overpayments received from customers and any other credits to the reported liabilities set forth in the Financial Statements and the Interim Financial Statements, (f) deferred lease liabilities, including payment amounts under a lease of personal property which constitute a capital lease under, and as calculated in accordance with, GAAP, (g) any amounts owed to former shareholders of the Acquired Companies, and (h) all income Tax liabilities (except for deferred Tax liabilities) of the Acquired Companies for all Tax periods ending on or prior to the Closing Date and the portion up to the Closing Date of any Tax period beginning prior to the Closing Date and ending after the Closing Date. For greater certainty, any item that is accounted for in the determination of Non-Cash Working Capital for purposes of this Agreement will be excluded from the calculation of Indebtedness for purposes of this Agreement.

(ttt)	"Indemnification Notice" has the meaning set forth in Section 6.10(a).

(uuu)	"Indemnified Party" means any Party being indemnified under this Agreement.

(vvv)	"Indemnifying Party" means any Party responsible for indemnification under this Agreement.

(www)	"Indemnity Escrow Amount" means $14,000,000, as adjusted pursuant to the terms of the Escrow Agreement.

(xxx)	"Intellectual Property" means all domestic and foreign:

(i)	patents, applications for patents and reissues, divisionals, divisions, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications;

(ii)	proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing;

(iii)	copyrights, copyright registrations and applications for copyright registration;

(iv)	designs, design registrations, design registration applications, industrial designs, industrial design registrations, industrial design registration applications, integrated circuit topographies, mask works, mask work registrations and applications for mask work registrations;

(v)	trade names, business names, corporate names, domain names, website names and world wide web addresses, common law (unregistered) trademarks and service marks, trade dress and logos, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and the goodwill associated with any of the foregoing;

(vi)	Software; and

(vii)	any other intellectual property and industrial property.

(yyy)	"Interim Financial Statements" means the unaudited consolidated balance sheet of the Companies as at June 26, 2016 and the accompanying unaudited consolidated statement of income of the Companies for the five-month period then ended, a copy of which financial statements is attached as Schedule 3.3.29(b) of the Vendors' Disclosure Letter.

(zzz)	"ITCs" has the meaning set forth in Section 3.3.34(i).

(aaaa)	"Knowledge" means the actual knowledge of ADS, Guy Bérubé, Guy Drouin, René Drouin, Paul Drouin, Danny Bérubé, Richard Faucher, Christine Hainse, Hélène Laroche, Marc Levesque, Valérie Martin, André Parent and André Rhéaume, in each case, after reasonable internal inquiry with respect to the relevant matter and without personal liability of the part of such Person.

(bbbb)	"Laws" means (i) all constitutions, treaties, laws, statutes, codes, ordinances, principles of common law, notices, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international; (ii) all judgments, orders, writs, injunctions, decisions, rulings, decrees, directions, sanctions and awards of any Governmental Entity; and (iii) all policies, practices and guidelines of any Governmental Entity which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law or which establish the interpretative position of the Law by such Governmental Entity, in each case binding on or affecting the Person referred to in the context in which such word is used.

(cccc)	"Leased Properties" means the lands and premises listed and described in Schedule 3.3.19 of the Vendors' Disclosure Letter.

(dddd)	"Leases" means the leases of the Leased Properties described in Schedule 3.3.19 of the Vendors' Disclosure Letter.

(eeee)	"Lien" means any hypothec, mortgage, charge, pledge, prior claim, security interest, assignment, lien (statutory or otherwise), Bank Act security, servitude, easement, title defect, restriction on transfer (such as a right of first refusal), restrictive covenant, conditional sale, resolutory condition, leasing, title retention agreement or other encumbrance, arrangement or condition of any nature which, in substance, secures payment or performance of an obligation.

(ffff)	"Management Sellers" means Guy Bérubé, Guy Drouin, René Drouin, Paul Drouin, Danny Bérubé, Richard Faucher, Christine Hainse, Marc Lévesque, André Parent, Hélène Laroche, Valérie Martin and André Rhéaume.

(gggg)	"Material Adverse Effect" or "Material Adverse Change" means a change in or effect on the Business, that individually or in the aggregate with all other changes or effects, does or could reasonably be expected to materially and adversely affect any of the Acquired Companies or the Business taken as a whole, excluding any such circumstance, change or affect arising as a result of: (i) any change in applicable Laws or the interpretation thereof by any Governmental Entity that does not disproportionately affect the Acquired Companies or the Business, (ii) general economic changes in North America that do not disproportionately affect the Acquired Companies or the Business, (iii) changes generally in the industry or market in which the Business is conducted that do not disproportionately affect the Acquired Companies or the Business, (iv) the announcement of the Transaction or pendency of the Transaction or public communication by Purchaser of its plans and intentions with respect to the Business, (v) changes to the financial, securities, commodity or credit markets in general that do not disproportionately affect the Acquired Companies or the Business, (vi) changes in global, national or regional political or social conditions in Canada that do not disproportionately affect the Acquired Companies or the Business, (vii) war, terrorist act, pandemic, disease, act of God or natural disaster provided that such events do not disproportionately affect the Acquired Companies or the Business, (viii) any action required to be taken under applicable Laws, or (ix) any action taken by the Vendors at the request of the Purchaser.

(hhhh)	"Material Contracts" has the meaning set forth in Section 3.3.20.

(iiii)	"Material Shareholder" means each of Gestion Paul Drouin Ltée., Paul Drouin, Administration René Drouin Ltée., René Drouin, 172614 Canada Inc., Guy Drouin, 9038-4033 Québec Inc., Guy Bérubé, Gestion 13629 Inc., Fernand Bernard, Gestion 24753 Inc., Christian Bernard and Gestion Christian Bernard Inc.

(jjjj)	"Minister" has the meaning set forth in Section 7.10(b).

(kkkk)	"Non-Cash Working Capital" means, as at the Closing Time, (i) all current assets of the Acquired Companies (excluding Available Cash), determined in accordance with Exhibit A, to the extent consistent with GAAP (except for the exclusion of Available Cash), minus (ii) all current liabilities of the Acquired Companies (including Tax liabilities other than income Taxes and Pre-Closing Reorganization Duties, for all Tax periods and portions thereof ending on or prior to the Closing Date, and excluding Indebtedness), determined in accordance with Exhibit A, to the extent consistent with GAAP (except for the exclusion of Indebtedness).

(llll)	"Non-Cash Working Capital Deficiency" means the excess, if any, of Target Non-Cash Working Capital over Non-Cash Working Capital.

(mmmm)	"Non-Cash Working Capital Surplus" means the excess, if any, of Non-Cash Working Capital over Target Non-Cash Working Capital.

(nnnn)	"Notice" has the meaning set forth in Section 8.3.

(oooo)	"Notice of Dispute of Remediation Costs" has the meaning set forth in Section 7.10(i)(ii).

(pppp)	"OFAC" has the meaning set forth in Section 3.3.40(a)(v).

(qqqq)	"OHSA" has the meaning set forth in Section 3.3.35(s).

(rrrr)	"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent in nature, scope and magnitude with the past practices in respect of the Business and is taken in the ordinary course of the normal day-to-day operations of such Person in connection with the Business.

(ssss)	"Owned Properties" has the meaning set forth in Section 3.3.18(a).

(tttt)	"Owned Properties Taxes" means all property taxes, rates, duties and assessments, whether municipal, school, local, improvement, general or special, imposed from time to time by any Governmental Entity or to which the Law confers a legal cause of preference in respect of the Owned Properties.

(uuuu)	"Party" means any one of Purchaser, ADS Parties and, subject to Section 8.12, their respective permitted assigns.

(vvvv)	"Payout Creditors" means National Bank of Canada, Investissement Québec, Business Development Bank of Canada and Canada Economic Development for Quebec Region.

(wwww)	"Payout Letter" means, with respect to any Payout Creditor, a letter or other instrument addressed by such Payout Creditor to Purchaser and the applicable Acquired Company, setting out the Indebtedness including any "make-whole" payments, prepayment premiums or penalties for early repayment) owing to such Payout Creditor as at the Closing Date and containing an irrevocable undertaking from such Payout Creditor to terminate all financial instruments relating to such Indebtedness and to take all required actions to release and discharge at Closing all Liens in respect thereof, subject only to receipt by such Payout Creditor of the payment of such Indebtedness.

(xxxx)	"Permitted Liens" means (i) the reservations, limitations, provisos and conditions expressed in the original grant from the Crown (provided the same have been complied with) and any statutory exceptions to title; (ii) easements, servitudes, rights of way and other similar rights and agreements (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not and would not reasonably be expected to reduce the value of the Owned Properties or materially impair the use of the Owned Property; (iii) defects or irregularities in title which are of a minor nature and do not and would not reasonably be expected to reduce the value of the Owned Properties or materially impair the use of the Owned Properties; (iv) Liens for taxes not yet due; and (v) zoning and building by-laws and ordinances, municipal by-laws and regulations, development agreements and restrictive covenants which do not and would not reasonably be expected to reduce the value of the Owned Properties or materially impair the use of the Owned Property and provided they are complied with.

(yyyy)	"Person" is to be interpreted broadly and includes an individual, partnership, corporation, company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns are to have a similarly extended meaning.

(zzzz)	"Policy" has the meaning set forth in Section 7.10(b).

(aaaaa)	"Pre-Closing Reorganization" means the pre-closing reorganization effected as of the Pre-Closing Reorganization Effective Time by ADS and certain of its shareholders, as described in Schedule 3.3.14 of the Vendors' Disclosure Letter.

(bbbbb)	"Pre-Closing Reorganization Duties" means any duties or land transfer Taxes payable by the Corporation in connection with the acquisition by the Corporation of the Owned Properties from ADS as part of the Pre-Closing Reorganization.

(ccccc)	"Pre-Closing Reorganization Effective Time" means 10:00 am on the Closing Date.

(ddddd)	"Pre-Closing Reorganization Tax Indemnity" has the meaning set forth in Section 6.1(b)(ix).

(eeeee)	"Prime Rate" means the annual rate of interest set from time to time by Bank of America as a reference rate then in effect for determining interest rates on commercial demand loans made by it in Canadian dollars to its Canadian customers.

(fffff)	"Pro Rata Share" of any Vendor means the proportion set out opposite such Vendor's name in Exhibit B.

(ggggg)	"Prospective Customer" means any Person canvassed or solicited by or on behalf any Company at any time during the twelve-month period preceding the Closing Date in connection with the Business, irrespective of whether or not such Persons thereafter purchased goods and/or services from any Company.

(hhhhh)	"Prospective Supplier" means any Person canvassed or solicited by or on behalf any Company at any time during the twelve-month period preceding the Closing Date for purposes of acquiring from such Person any product to be sold, licensed or distributed by any Company in connection with the Business, irrespective of whether or not such Persons thereafter supplied such goods and/or services to any Company.

(iiiii)	"Purchase Price" has the meaning set forth in Section 2.2.

(jjjjj)	"Purchased Shares" means all of the issued and outstanding shares in the capital of the Corporation as of Closing, the whole as set out in Schedule 2.1 of the Vendors' Disclosure Letter.

(kkkkk)	"Purchaser" has the meaning set forth in the Recitals.

(lllll)	"Purchaser's Indemnified Persons" means (i) Purchaser; (ii) the Acquired Companies; and (iii) their respective Affiliates, shareholders, directors, officers, employees, agents and representatives.

(mmmmm)	"Purchasers' Core Representations" means the representations and warranties of Purchaser in Sections 4.1.

(nnnnn)	"Purchaser's Transaction Expenses" means any fees and expenses incurred by the Companies in connection with obtaining waivers, consents or approvals of any Governmental Entity or third parties on behalf of the Companies in connection with the consummation of the Drop-Down Agreement, to the extent that no waiver, consent of approval would otherwise have been required from such Person in connection with the Transaction.

(ooooo)	"QSTA" means An Act Respecting the Québec Sales Tax, R.S.Q, c T-0.1.

(ppppp)	"Refund" has the meaning set forth in Section 7.3(d).

(qqqqq)	"Remediation Costs" has the meaning set forth in Section 7.10(i)(i).

(rrrrr)	"Remediation Estimate" has the meaning set forth in Section 7.10(f).

(sssss)	"Remediation Plan" has the meaning set forth in Section 7.10(b).

(ttttt)	"Remediation Report" has the meaning set forth in Section 7.10(g).

(uuuuu)	"Remediation Works" has the meaning set forth in Section 7.10(b).

(vvvvv)	"Required Authorizations" means (i) the transfer from ADS to the Corporation and reissuance in the name of the Corporation of the nuclear substance license issued by the Canadian Nuclear Safety Commission and (ii) an unconditional waiver by the Municipality of Saint-Elzéar with respect to its right of first refusal over lots 5 034 494, 5 034 495 and 5 368 455.

(wwwww)	"Required Consents" means the Consents required under (i) the customer Contracts with PALL Corporation, Guilford Mills, Inc., Janesville Acoustics and Autoneum; and (ii) the Lease between ADS and Groupe Camada Inc, with respect to the Leased Property situated at 1355, 2nd Street, Parc Industriel, Sainte-Marie.

(xxxxx)	"Restricted Period" has the meaning set forth in Section 7.4(a).

(yyyyy)	"SEMA" means the Special Economic Measures Act, S.C. 1992, c. 17.

(zzzzz)	"Shareholders' Core Representations" means the representations and warranties of: (i) Vendors in Sections 3.1 and in Sections 3.3.1(Incorporation, Corporate Power and Qualification) (1st sentence), 3.3.2 (No Default), 3.3.3(a) and 3.3.3(b)(i) (No Conflict), 3.3.6 (Authorized and Issued Capital), 3.3.7 (Subsidiaries), 3.3.8 (No Other Agreements to Purchase), 3.3.10 (Shareholders Agreements, etc.), 3.3.14 (Pre-Closing Reorganization); 3.3.15 (Title to the Assets), 3.3.41 (No Brokers, etc.) and 3.3.42 (No Vendors’ Transaction Expenses), and (ii) ADS Parties other than Vendors in Section 3.2.

(aaaaaa)	"Sherbrooke Contamination" has the meaning set forth in Section 7.10(a).

(bbbbbb)	"Sherbrooke Subject Property" has the meaning set forth in Section 7.10(a).

(cccccc)	"Software" means computer software and programs (in both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

(dddddd)	"Subject Properties" means the Owned Properties and the Leased Properties.

(eeeeee)	"Subsidiaries" means Texel Géosol Inc., a corporation incorporated under the Laws of Canada, and Afitex Texel Géosynthétiques Inc., a corporation incorporated under the Laws of Canada, and "Subsidiary" means either of them.

(ffffff)	"Supplier" means any Person having, at any time during the twelve-month period preceding the Closing Date, supplied to any Company any product to be sold, licensed or distributed by it.

(gggggg)	"Target Non-Cash Working Capital" means $20,236,158, which amount has been calculated in accordance with Exhibit A as attached hereto.

(hhhhhh)	"Tax Act" means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1.

(iiiiii)	"Tax Assessment Period" means the period during which any tax assessment may be issued by a Governmental Entity in respect of any matters to which (i) the Vendors' Tax Representations or (ii) the matters underlying the indemnification obligations in Section 6.1(b)(iii) or 6.1(b)(ix), as applicable. The Tax Assessment Period will be determined, with the prior written consent of the Agent (not to be unreasonably withheld), having regard to any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment. A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Law.

(jjjjjj)	"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

(kkkkkk)	"Taxes" means (i) any and all federal, provincial, state, municipal, local and foreign taxes, assessments, contributions and other governmental charges, duties, impositions and liabilities including Canada Pension Plan and provincial pension plan contributions, provincial health plan contributions, insurance contributions, unemployment insurance contributions, parental insurance premiums, worker's compensation and deductions at source, and including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, contributions, premiums, recapture, employment, excise and property and all Owned Property Taxes; (ii) all interest, penalties, fines and additions to tax or other additional amounts imposed on or with respect to amounts of the type described in paragraph (i) above; and (iii) any liability for the payment of any amounts of the type described in paragraph (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts or as a result of being a transferee, and including any liability for Taxes of a predecessor entity.

(llllll)	"Territory" means Belgium, the United Kingdom, the Provinces of Québec , Ontario, Alberta, Manitoba, British Columbia and Nova Scotia and the States of North Carolina, South Carolina, Indiana, Illinois, Michigan, Pennsylvania, Tennessee, Texas, Ohio, Delaware, California, Virginia, Missouri, New York and Connecticut.

(mmmmmm)	"Third Party Auditors" has the meaning set forth in Section 2.4.4.

(nnnnnn)	"Third Party Claim" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under this Agreement.

(oooooo)	"Third Party Expert" has the meaning set forth in Section 7.10(i)(v).

(pppppp)	"Transaction" has the meaning set forth in the Recitals.

(qqqqqq)	"True-Up Payment" means the sum of (i) Indebtedness, to the extent not already taken into account in the calculation of the Closing Cash Payment, (ii) plus the Adjusted Non-Cash Working Capital Deficiency or minus the Adjusted Non-Cash Working Capital Surplus, as applicable, (iii) plus the Cash Deficiency or minus the Cash Surplus, as applicable; in each case calculated in a manner consistent with the calculations set forth on Exhibit A.

(rrrrrr)	"Vendors" has the meaning set forth in the Recitals.

(ssssss)	"Vendors' Disclosure Letter" means the letter of disclosure (including the schedules thereto) dated on the date hereof, executed by Vendors and delivered to Purchaser concurrently with this Agreement.

(tttttt)	"Vendors' Environmental Representations" means the representations and warranties set out in Section 3.3.23.

(uuuuuu)	"Vendors' Tax Representations" means the representations and warranties set out in Section 3.3.34.

(vvvvvv)	"Vendors’ Transaction Expenses" means, as the Closing Time, (i) all fees and disbursements of attorneys, investment bankers, accountants and other professional advisors which, in each case, have been incurred by any of the Acquired Companies (or by Vendors, to the extent paid or payable by any of the Acquired Companies) in connection with the preparation, execution and consummation of this Agreement; (ii) any fees and expenses incurred by the Companies in connection with obtaining waivers, consents or approvals of any Governmental Entity or third parties on behalf of the Companies in connection with the consummation of the Drop-Down Agreement (other than Purchasers’ Transaction Expenses); (iii) all Broker Fees; (iv) all sale, change of control, "stay-around", retention or similar bonuses or payments (including all Taxes related thereto to be paid by the Acquired Companies) to current or former directors, officers, employees and consultants paid or payable as a result of the Closing; and (v) without duplication of any Indebtedness, all refinancing fees and premiums and other fees and expenses incurred in connection with the repayment of the Indebtedness and obtaining releases of Liens in respect of such Indebtedness.

Exhibit A
Form of Closing Date Statement and Non-Cash Working Capital Methodology

Form of Closing Date Statement

See attached.

Non-Cash Working Capital Methodology

The Parties agree that the calculation of Net Working Capital shall be determined using the categories set out in the attached, in accordance with GAAP which is how the Target Net Working Capital was determined as illustrated in the attached.

EXHIBIT A	(amounts canadian $)

Estimated Statement

Estimated Non-Cash Working Capital (from below)	$27,697,497
Minus: Target Non-Cash Working Capital	$(20,236,158)
Estimated Non-Cash Working Capital Surplus (deficiency)	$7,461,339

Estimated Cash	$1,993,776
Estimated Indebtedness - Payout Creditors	25,177,769
Estimated Indebtedness - acquired	$520,000
Escrow Amounts	$17,000,000
Closing Cash Payment to Vendors	$91,757,345

Estimated Non-Cash Working Capital Calculation
Estimated Current Assets (excluding cash)	$37,397,319
Minus: Estimated Current Liabilities (excludes indebtedness)	$9,699,822
Estimated Non-Cash Working Capital	$27,697,497

Draft Closing Date Statement

Non-Cash Working Capital (from below)	$-
Less: Estimated Non-Cash Working Capital	$(27,697,497)
Adjusted Non-Cash Working Capital Surplus (deficiency)	$-

Available Cash	$-
Less: Estimated Cash	$(1,993,776)
Cash Surplus (deficiency)	$-

Indebtedness	$-
Less: Indebtedness in Closing Cash Payment	$(25,697,769)
Indebtedness not in Closing Cash Payment	$-

Indebtedness not in Closing Cash Payment	$-	from above
Adjusted Non-Cash Working Capital Surplus (deficiency)	$-	from above
Cash Surplus (deficiency)	$-	from above
True-up Payment	$-

Non-Cash Working Capital Calculation
Current Assets (excluding cash)	$-
Minus: Current Liabilities (excludes indebtedness)	$-
Non-Cash Working Capital	$-

Exhibit B
Proportionate Shareholdings in ADS, Allocable Portion, Pro Rata Shares

[REDACTED]

Exhibit C
Drouin Shareholders

•	Paul Drouin

•	Guy Drouin

•	René Drouin

•	Gestion Paul Drouin Ltée

•	Administration René Drouin Ltée

•	172614 Canada Inc.